Exhibit 99.2

Exhibit 99.2

Exhibit 99.2

ASML Holding N.V.
Integrated Report 2016

This ASML integrated report combines information about our financial and non-financial performance, aiming to provide our stakeholders with a holistic view of how we create value. To be concise, the report focuses on the most essential topics for our business and stakeholders and is part of our family of company reports, including our Annual Report on Form 20-F and our Statutory Annual Report. See https://www.asml.com/investors/annual-reports

Information on the reporting scope can be found under 'Facts and figures' in the section 'About the report'.

Exhibit 99.2

Exhibit 99.2

Contents

6	Message from the Presidents

7	Highlights

8	Interview with Supervisory Board Chairman

9	About ASML
10	Our company
11	The role of lithography
12	Our vision and mission
12	Our strategy
14	Our markets
14	Our products

16	How we create value

17	Materiality assessment

19	Risks and opportunities
19	Industry trends and opportunities
20	Risks

21	Governance
23	Business ethics and compliance
24	Business risk and continuity

25	Performance
26	Products and technology
31	People
37	Partners
42	Operations

45	Facts and figures
46	Financing and capital return policy
47	Tax strategy and transparency
48	Summary of Financial Statements
51	Non-financial indicators
57	Stakeholder engagement
58	Sustainable Development Goals
59	Our Supervisory Board and Board of Management
62	About the report
65	Independent auditor’s assurance report
67	Definitions
69	Forward-looking statements

70	ASML contact information

ASML Integrated Report 2016                    5

Exhibit 99.2

Message from the Presidents
Dear reader,
Welcome to our first integrated report. In it, we provide a concise overview of both our financial and non-financial performance, as well as the value ASML creates for its stakeholders and for society at large. This report replaces the annual Corporate Responsibility Report we previously published alongside our financial reports. This is only the start of our journey and steps would still need to be taken to become more integrated.
It is ASML’s vision to enable affordable microelectronics that improve the quality of people’s lives. In realizing this, we are fully aware that we are accountable to our stakeholders about the way we operate. Therefore, we focus not only on achieving our financial targets, but also on realizing our non-financial objectives.
We made important strides in 2016, which we expect will have a lasting effect on both our own business and those of our customers in the coming years.
We strengthened our long-standing partnership with Carl Zeiss SMT, maker of lenses and other optical equipment essential to our chip-making machines. We agreed to acquire a 24.9% stake in this strategic supplier. This would mean we can work with Zeiss and other partners on developing the next generation of Extreme Ultraviolet (EUV) lithography systems with a larger numerical aperture (High-NA EUV). Due early in the next decade, these systems will allow our customers to produce higher performance microchips at lower cost. We also made progress in bringing our first-generation EUV machines closer to high-volume production. We increased the light output of the EUV source to 125 Watt at our customers' sites and stepped up the production pace to 1,500 wafers per day. Customer commitment to inserting EUV in volume manufacturing is evidenced by their ordering of EUV systems, intended to be used in the 7 nm Logic node and mid-10 nm DRAM node. We will work to improve EUV performance further.
Another highlight was the successful expansion of our ‘holistic lithography’ offering with, among other things, the acquisition of Hermes Microvision Inc. (HMI). This company is a pioneer in the use of electron-beam technology to measure the performance of semiconductor machines. Producing cheaper microchips is a priority for our customers and holistic lithography technology is crucial for this. Improved techniques for monitoring the accuracy of our machines will enable our customers to detect and fix errors in patterning wafers. This increases the ‘uptime’ and yield of our machines in a cost-effective way.
In 2016, we realized record total net sales of EUR 6.8 billion and net income of EUR 1.5 billion. We sold a total of 133 Deep Ultraviolet (DUV) lithography systems, 46 of which were our latest generation immersion systems. We also helped customers upgrade existing DUV systems so they can produce newer generation microchips. We continue to drive the technology improvements in our DUV machines that customers need to execute their roadmaps, and we will keep on improving the quality and productivity of the DUV machines to enhance their yield and reduce the cost of ownership.
Our commitment to the environment and safety remains strong and we continued our efforts to be more energy efficient, reduce waste and eliminate CO2 emissions in our operations. We set a new target for electricity use, aiming to use 100% ‘green’ electricity by 2020. We take into account how our operations may impact local communities and our supplier network. Our employees once again volunteered to help their local communities in various ways. We support educational projects and initiatives that promote an interest in technology among youth and those that sustain a technology ‘ecosystem’ where technological advancement and innovation can thrive. We continued to invest in our supply chain, spending EUR 3.9 billion worldwide in our supplier network and sharing our knowledge with suppliers so they can use it to advance technical innovation and apply this knowledge to their business in other markets.
All these achievements would not have been possible without our expert and diverse workforce. In 2016, we met the challenge to expand our pool of talented people in a very competitive international recruitment market, adding about 1,100 employees. We took steps to make our company a stimulating and attractive place to work, refurbishing our company campuses at many of our locations. The opening at our Veldhoven site of our new 1,500-seat ‘Plaza’ restaurant, where people can also meet and share ideas, was one of the year’s highlights.
The Internet of Things is expected to continue to drive demand for microchips and thus for our chip-making machines. We also see opportunities for growth in industries such as the automotive sector and healthcare. More and more cars are equipped with chips as self-driving software becomes more widespread, and wearable personal-health devices are becoming increasingly popular.
Having strengthened our market position in 2016 and further aligning our plans and strategy with those of our suppliers and customers, we now face the challenge of continuing to meet their high expectations. We are confident we are well positioned to do so. We strongly believe we can still enable the continuation of Moore's Law for the foreseeable future. With the help of our engaged employees, we will continue to work hard at creating value for our customers and other stakeholders and fulfill our ambition to make affordable microelectronics for people everywhere to enjoy a better quality of life.

Peter Wennink
President and Chief Executive Officer

Martin van den Brink
President and Chief Technology Officer

Dated: February 7, 2017

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Exhibit 99.2

Highlights

2016

1,106 mln. EUR
R&D investments

3.9 %
(U.S. 6.4% I Europe 2.6% I Asia 4.4%)
Attrition rate is below industry average. Our attrition of high performers even as low as 1.7%

Net sales 6,795 mln. EUR
Net income 1,472 mln. EUR

79%
Overall supplier relationship score met our 2016 target

4,571 mln. EUR
Value system sales

Average Selling Price is 29.1 mln. EUR

2,224 mln. EUR
Value net service and field option sales

Shipped multiple YieldStar 350E metrology systems to support qualification & ramp of 10 nm logic node

3.46 EUR
Basic net income per ordinary share

1.20 EUR
Capital return dividend per share

44.8%
Gross margin

7.0
Our employee engagement score increased to 7.0, up from 6.9 in 2014, meeting our 2016 target

NXT platform:
46 TWINSCAN NXT:1980 shipped to enable 10 nm logic node

NXE platform:
> 1,500 wafers per day, demonstrated over 3 days
> 90% demonstrated availability

75%
Overall customer loyalty score met our 2016 target

LAST 5 YEARS

(2012-2016)

1.4 bil. EUR
paid in dividends

2.5 bil. EUR
paid in share buybacks

4.7 bil. EUR
R&D investments

50%
More jobs

More than 15% system productivity improvement for our customers driving down chip production costs

> 18 bil. EUR
Commissioned to our supply chain, working in partnerships and sharing knowledge

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Exhibit 99.2

Interview with Supervisory Board Chairman
"Good governance means doing the right things, in the right way"
Gerard Kleisterlee was appointed Chairman of our Supervisory Board (SB) at ASML’s Annual General Meeting in April 2016, after joining the SB in 2015. In this integrated report, he looks back on what he describes as a good year for ASML and elaborates on some of the main topics the SB focused on. For the full report of the Supervisory Board, see our Statutory Annual Report.

According to Kleisterlee, good governance at ASML means keeping a close eye on two areas: the growth strategy and whether the right people are available to execute it. As ever, the SB spent ample time on both areas in 2016, conducting meetings with ASML’s Board of Management, the Works Council, individual employees, customers and suppliers. Kleisterlee is confident that ASML’s strategy is well-laid out and that the people required to seize growth opportunities are in place. ASML offers new technologies as well as the refurbishing and updating of existing products. “The latter fits ASML’s commitment to the circular economy,” Kleisterlee says. Fine-tuning and updating existing technology as it matures may be less exciting than innovation, he points out. “To some at ASML, it may even be a challenge in itself to conduct tasks that are as routine and predictable as Swiss clockwork, but this is increasingly important.”

Technological affinity
ASML’s strong focus on innovative technology directly impacts the activities of the SB. “We must have some affinity with technology ourselves,” says Kleisterlee, who characterizes ASML as “a company that gets its adrenaline from operating on the edge of what is technologically possible.” Unlike most companies, ASML’s SB has a separate committee dedicated to technology. The Technology and Strategy committee also includes external experts who help SB members grasp ASML’s often complex innovations. Kleisterlee, who has spent most of his career in the high-tech industry, is a member of this committee. Moving EUV technology closer to high-volume production and the increased orders for EUV systems were among the year’s highlights.

Another highlight last year was the acquisition of Hermes Microvision Inc. (HMI). The SB’s role in this transaction was to monitor whether it fits ASML’s strategy, whether the target company was realistically valued, and how the takeover would create value for shareholders.

Meeting stakeholders
The SB chairman values close contact with ASML’s stakeholders. The SB regularly meets suppliers and customers. “In 2016, the SB met Samsung’s management in Korea to hear first-hand how this customer perceives ASML and what it expects from us. I also value contact with employees, both through regular SB meetings with the Works Council and through ‘deep dives’, where I meet individual employees and am briefed in detail on the projects they work on,” Kleisterlee says. “The twice-yearly meetings with the Works Council are very constructive,” he adds, “they give us a good and balanced idea of our employees’ concerns.”

Kleisterlee expects that the updated Dutch governance code that came into effect on 1 January 2017 will have little or no impact on the SB’s way of working. The code stresses the importance of long-term value creation. “The code’s priorities actually confirm that we are on the right track with our long-term governance approach. This really suits ASML’s technology plans, which have a multi-year horizon.” Kleisterlee adds: “There is strong awareness in this company and within the SB that ASML, like any other company, is accountable to its stakeholders for its operations and performance. We need to explain how we make a positive contribution to society. Simply put, good governance means we must do the right things, and do them in the right way. This will again be the SB’s focus in 2017 and beyond.”

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Exhibit 99.2

About ASML

ASML Integrated Report 2016                    9

Exhibit 99.2

Founded
1984

Offices
60 cities in 16 countries

Global headquarters
Veldhoven, the Netherlands

Veldhoven
Netherlands
Wilton
U.S.
San Jose
U.S.
San Diego
U.S.
Pyeongtaek
Korea
Beijing
China
Linkou & Tainan
Taiwan
Shenzhen
China
R&D SITES
MANUFACTURING SITES

R&D and manufacturing locations
the Netherlands, the United States, China, Taiwan, Korea

Total employees
More than 16,500

R&D employees
More than 6,000

Sales by region 2016

5.1 bil. EUR
Asia
0.6 bil. EUR
Europe
1.1 bil. EUR
United States

Customers
All of the world's top chipmakers

Sourcing spend by region 2016
Excluding Cymer Light Source and HMI supplier spend

Netherlands 41%
36% Europe (excl. Netherlands)
8% Asia
15% U.S.

Total spend:
3.9 bil. EUR

Our company
It is hard to imagine a world without microchips. Almost all electronic devices that we use depend on them, from smartphones and pacemakers to MRI scanners and farm machinery. As technology makes its way into more of our everyday lives, the market for microchips continues to expand. It is estimated that the Internet of Things will connect 50 billion devices by 2020, each device containing at least one chip. ASML is at the center of this fast-moving development, as we are one of the world’s leading manufacturers of chip-making machines. All of the world’s top microchip companies are our customers. Since we were established in 1984, we have grown into a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. In 2016, our 16,6471 employees contributed to record sales of EUR 6,795 million and net income of EUR 1,472 million.

[1]	The total number of FTEs for ASML Holding N.V. as of December 31, 2016, including Hermes Microvision Inc. (HMI).

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Exhibit 99.2

The role of lithography

Lithography is the critical process for producing chips. Our machines are essentially projection systems, comparable to a slide projector, using laser light to lay out the transistors - the ‘brain cells’ of a microchip. The light is projected using a so-called mask (also known as a reticle), containing the blueprint of the pattern that will be printed. A lens or mirror focuses the pattern onto the wafer - a thin, round slice of semiconductor material - which is coated with a light-sensitive material. When the unexposed parts are etched away, the pattern is revealed. Because lithography patterns the structures on a microchip, lithography plays an important role in determining how small the features on the chip can be and how densely chip makers can pack transistors together.

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Exhibit 99.2

Faster, smaller, greener
Our guiding principle is continuing Moore’s Law towards ever-smaller, cheaper, more powerful and energy-efficient semiconductors. The long-term growth of the semiconductor industry is based on the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. One of the main drivers of shrink is the resolution that lithography systems can achieve. This, in turn, is mainly determined by the wavelength of the light that is used and the numerical aperture of the optics. A shorter wavelength - like a finer brush used for painting - can resolve smaller features. A larger numerical aperture can focus the light more tightly, which also leads to smaller resolution. The industry has gone through a series of technology transitions where it shortened the wavelength of the light from 365 nm (i-line) to 193 nm (ArF) in the deep ultraviolet (DUV) part of the spectrum. The next step in wavelength is 13 nm (EUV, extreme ultraviolet), which again will allow lithography systems to resolve smaller features.

In 2016, chip makers produced electronic chip features with geometries of between 20 nm and 10 nm, compared to typical geometries of 10,000 nm in the early 1970s. The number of transistors on the best microchips has increased from several thousand to over two billion.

This trend was first observed by Intel co-founder Gordon Moore in 1965. Moore stated that chip makers could double the number of transistors in - and boost the performance of - a typical microprocessor every year, while maintaining the same cost. He later adjusted this to every two years. The trend has held for more than fifty years. While some industry observers are questioning if, and how long, Moore’s Law can continue, ASML and our customers are confident that it can be extended for at least the next ten years, which is the timeframe the industry has always used to plan its roadmap.

Our vision and mission

Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics, with faster processing speeds, that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment.

Our strategy
We are a focused supplier of patterning products and services to IC manufacturers, providing high-performance hardware and software that allow our customers to increase the value and capability of their microchips, while reducing their cost. We work with a network of long-term partners to share the risk and reward of inventing, designing and manufacturing our high-end and market-leading technology. We set ourselves aggressive targets to get our innovations into the hands of our customers faster, while enhancing the value and reliability of our products with well-integrated software and services.

Our strategic priorities for 2017 are to proceed with the successful industrialization of EUV, secure DUV competitiveness, build a leadership position in patterning fidelity control and plan for the introduction of High-NA.

The following graphic summarizes the strategic objectives that we want to achieve for our stakeholders in the 2016-2021 period. These are translated into five corporate priorities and several, more detailed, business priorities that guide our entire company (see table 'Corporate priorities').

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Exhibit 99.2

Corporate priorities	Corporate Priority 1:	Corporate Priority 2:	Corporate Priority 3:	Corporate Priority 4:	Corporate Priority 5:

	Execute the product and installed base services roadmap in EUV, DUV and Holistic Lithography	Deliver quality products and services that consistently meet or exceed the expectations as agreed with customers, reinforced by an ASML quality culture	Drive the patterning ecosystem with customers, suppliers and peers in target market segments	Improve return on investments for ASML and its stakeholders, with a focus on cost of ownership and cost awareness	Develop our people and processes to support the growth of the organization towards a EUR 11 billion company

Related material themes	Innovation, Knowledge management	Sustainable relationship with customers, Operational excellence	Sustainable relationship with suppliers, Sustainable relationship with customers, Innovation	Financial performance	Talent Management, Sustainable relationship with our people, Operational excellence, Employee safety, Business ethics & compliance, Business risk & continuity

Related risks	Rapid and complex technological changes, EUV complexity, Intellectual Property protection	Increased complexity in technology	Supplier dependency, Rapid and complex technological changes, EUV complexity	Rising R&D costs and total cost of ownership of our systems	Attraction and retention of adequately skilled people, Use of hazardous substances

Related Key Performance Indicators	• R&D investments • Technology Leadership Index • Technical Competence and Functional Ownership maturity • Number of technical training hours	• Customer Loyalty Survey Score	• Supplier Relationship Survey Score • VLSI Customer Satisfaction Survey Results	• Net sales • Gross margin • Earnings per share • Average selling price	• Employee engagement • Employee attrition rate (overall, high performers) • Promotion rate of high performers • Recordable incident rate

Related impact areas (How we create value)	• Affordable technology • Knowledge creation & sharing • Resource efficient chips • Financial results	• Affordable technology • Financial results	• Employment creation • Affordable technology • Knowledge creation & sharing • Resource efficient chips • Financial results	• Financial results	• Employment creation • Employees welfare • Financial results

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Exhibit 99.2

Our markets
Our main customer groups are makers of memory and logic chips. Memory chips can store a large amount of data in a very small area in electronic products like personal computers, tablets or smartphones. There are two main classes of Memory: DRAM and NAND. With NAND chips, information can be stored even when the device is powered off. DRAM memory is used to enhance the performance of the electronic product. These DRAM and NAND chips are made in dedicated Memory factories. In 2016, our sales of equipment to memory chip customers amounted to EUR 1,471 million. At year-end, we had system sales orders (also called ‘systems backlog’) worth EUR 1,210 million.
Logic chips process information in electronic devices. They are produced by two groups of manufacturers. The first group designs and manufactures Logic chips and is referred to as IDMs. The second group are contract manufacturers known as Foundries. Foundry manufacturers do not design chips, but produce chips for other companies. In 2016, our sales to IDMs and Foundries amounted to EUR 3,101 million. We had system sales orders worth EUR 2,752 million.

Our products
We sell three categories of products: Deep Ultraviolet (DUV) lithography, Extreme Ultraviolet (EUV) lithography, and Holistic lithography solutions. We also provide services that ensure a rapid, efficient installation of our systems, superior support, and training to optimize the manufacturing processes of our customers. In addition, we provide services to upgrade and refurbish our machines, helping our customers extend their systems' lifespan and maximizing our customers' capital efficiency.

•
We offer TWINSCAN DUV machines (also referred to as 'systems') for imaging wafers. The DUV range of systems consists of systems that operate at a specific wavelength of the light source, varying from the so-called i-line (365 nm) to KrF (248 nm) and ArF (193 nm). Although these systems are usually referred to as 'dry' systems, the DUV range is completed with immersion lithography systems that provide imaging capability down to a resolution of 38 nm. In these systems, a film of water is placed between the wafer and the projection lens. This film of water acts as an extra lens, which results in smaller features compared with the previous generation of ‘dry’ systems. Finer circuit patterns allow electricity to move across the chip faster, boosting its performance. ASML fostered this ‘wet’ technology and there is strong demand for our immersion-based systems. Using the immersion systems in combination with so-called multiple patterning technology, our customers are able to produce integrated circuits with resolutions much lower than 20 nm.

•
Our next-generation lithographic machines (TWINSCAN NXE) are equipped with an entirely new EUV light source technology and a new optical technology that uses reflective mirrors rather than the traditional lenses. The shorter wavelength of this light (13.5 nm) results in a higher resolution (i.e. denser and faster chips). The EUV platform can produce integrated circuits of 16 nm resolution and smaller. We have also started developing the future generation of EUV lithography systems due in the first few years of the next decade (High-NA). This technology will enable the semiconductor industry to produce higher performance microchips at lower costs. The next generation of EUV optics will offer a higher numerical aperture (NA), making it possible to further reduce critical dimensions in the lithography process. The current EUV systems have an optical system with an NA of 0.33, whereas the new optics will have an NA greater than 0.5, enabling several generations of geometric chip scaling.

•
Our customers optimize the performance of their chip-making systems by taking into account the entire chip creation process, from design to volume manufacturing. We call this approach Holistic Lithography. We have complemented our scanner products with a rapidly expanding Holistic Lithography portfolio of software and metrology products, for example our YieldStar system. This portfolio of products helps our customers optimize and control semiconductor scanner performance, provide a faster start to chip production, and achieve better patterning at higher resolutions, resulting in higher product yields. Holistic Lithography offers significant revenue-generating and cost-saving opportunities for our customers. The addition of HMI’s e-

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Exhibit 99.2

Beam technology to our existing Holistic Lithography portfolio will extend our control scope. We have also identified new process control opportunities, built on the same unique and proven approach that will continue to provide additional value to our customers. The biggest new opportunity resides in the extension of 'image placement' (overlay) control to a comprehensive control of 'image quality' (pattern fidelity).
See our systems overview below.

Updating and refurbishing our machines
We develop and sell a range of product options and enhancements designed to increase throughput and improve patterning and overlay. This also optimizes the cost of ownership over the entire lifespan of our systems. We have developed full system upgrade packages (also called 'field upgrades'), allowing our TWINSCAN NXT and NXE immersion scanners to be upgraded from one model to another. This enables customers to migrate these systems in production from one process technology node to another, meeting tighter lithography requirements for increasingly advanced processes. It is also a cost-effective way for our customers to obtain the performance of a more advanced system.

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems. Furthermore, we offer our customers OnPulse contracts on DUV sources, providing on-site support from certified service engineers and continuous real-time light source monitoring.

We expect our service business, which is critical to our overall success, to continue to grow over the coming years. Our aim is to deliver a comprehensive and cohesive service product offering to keep the machines our customers have installed in continuous competitive operation. Our service business strategy prioritizes customer value and satisfaction, while also optimizing our net sales and gross margins. To maximize our total value proposition to customers, our service product portfolio and its wide range of service products is structured in line with the life cycle of our customers' technology nodes.

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Exhibit 99.2

How we create value
ASML creates economic value with strong financial results; social value by enhancing the welfare of our employees, suppliers and the communities we operate in; and environmental value by improving the energy efficiency of chips.

Our value chain
Geared towards providing value to our customers and other stakeholders, our value chain consists of our research and development partners, our supply chain and our manufacturing and service activities, as shown below:

Creating value
We use input from stakeholders and analyses of trends in our industry and society to develop our strategy and to develop and provide our products and services. As such, we aim to create value for our customers and other stakeholders.

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Exhibit 99.2

Materiality assessment
Dialogue and knowledge exchange is important in all areas of innovation-driven industry, and to that end, we continually and openly communicate with our main stakeholder groups through various channels (see section ‘Stakeholder engagement’) and at a variety of levels within our organization. We also analyze global trends, risks and opportunities (see graphic 'ASML's stakeholder groups and environment'). ASML’s materiality analysis uses all of this input to identify the issues that matter most to our stakeholders and to our business, which in turn contributes to our company strategy, vision and mission.

We define our stakeholders as those impacted by our activities or those who have a direct interest in, or who can influence, our company’s long-term business success. We have identified five main stakeholder groups: customers, shareholders, employees, suppliers and society.

In 2016 we performed a new materiality assessment, in which we applied the four Global Reporting Initiative (GRI) G4 principles for reporting content to re-assess the issues that are most important to our stakeholders and for sustaining ASML’s long-term business success. We based our materiality analysis on stakeholder feedback, a review of industry and global trends that may affect us, relevant guidelines and standards (such as GRI G4, ISO 26000), a sector and media analysis, and analysts’ questionnaires (such as the Dow Jones Sustainability Index assessment and the Carbon Disclosure Project). This led to a list of relevant topics. To weigh up the impact of each of these, we discussed them with the most relevant internal stakeholders and conducted a survey where we asked for the views of representatives from all five stakeholder groups. The results of the assessment were validated and approved by our Corporate Risk Committee (CRC).

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Exhibit 99.2

Materiality matrix

Impact to stakeholders
Impact to ASML
1
6 5 4 3 2
20 19 18
10 9 8 7
11
22 21 17 16 14 13 12
15

Material themes		Section in this Report
1	Innovation	Products & technology
2	Sustainable relationship with customers	Partners
3	Operational excellence (new)	Operations
4	Sustainable relationship with our people	People
5	Talent management	People
6	Sustainable relationship with suppliers	Partners
7	Financial performance	Summary of financial statements
8	Employee safety	Operations
9	Knowledge management	Products & technology
10	Business risk & continuity	Governance
11	Business ethics & compliance	Governance

Responsible business behavior themes		
12	Product safety & compliance	Products & technology
13	Financing & capital return policy (new)	Facts and figures
14	Product stewardship	Products & technology
15	Fair remuneration	People
16	Tax strategy & transparency	Facts and figures
17	Human rights	People
18	Environmental efficiency own operations	Operations
19	Responsible supply chain	Partners
20	Community involvement	People
21	Labor relations	People
22	Diversity & inclusion	People

We identified 11 material themes that are most relevant to our stakeholders and directly contribute to our potential to innovate and excel. In addition, we recognize that there are certain issues which also have the potential to affect our business and on which our stakeholders expect us to act as a responsible corporate citizen. These have been labeled as 'responsible business behavior themes'. Each theme is the responsibility of a senior manager within the organization (referred to as the 'theme owner'). The theme owner monitors the progress in relation to agreed targets and ensures sufficient resources are available to meet the agreed targets and objectives. Insufficient progress is addressed as a topic during operational performance review meetings and escalated to our CRC or other relevant committee meetings where necessary.

This report focuses on the material themes which we disclose in a comprehensive manner. However, we also want to meet our stakeholders' expectations, so for our responsible business behavior themes we seek to address the elements that especially interest them. This results in themes being addressed in different detail.

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Exhibit 99.2

Risks and opportunities
In the course of our business, we encounter global trends that may present opportunities or challenges. We also face risks that can hinder our business objectives. Some of the most relevant trends, opportunities and risks, as we see and evaluate them today, are described below.

Industry trends and opportunities
The Internet of Things is a major driver for our industry for the foreseeable future. Billions of devices will be connected to the internet, each requiring at least one chip. We expect chip makers to continue to increase their production capacity, which in turn should fuel demand for our chip-making machines up to 2020 and beyond. The Internet of Things is also a major driver of cloud computing, which in turn should be another important industry driver over the coming years. Cloud server and cloud storage equipment should continue to expand in the coming years, nurturing demand for chips and the lithography machines that make them. In addition, we expect the car-making industry to be a major growth driver. Cars will contain ever more chips, as their connectivity to the internet grows and as self-driving software becomes more widespread. Towards 2020 and beyond, an estimated 89 million cars will be on the road and about 6 million of these will be self-driving. Finally, healthcare will drive demand: about 250 million people are expected to be equipped with wearable personal-health devices, connected for health data collection 2.

These trends are expected to drive demand for both low-cost and high-performance semiconductor products in both Memory and Logic. This will fuel developments on our NXE and NXT platforms, as well as improvements and upgrades to our XT platform. All three platforms will remain critical components of ASML's future business.

At the same time, however, we see some markets maturing, tempering demand. Smartphone demand is expected to continue to grow slightly over the next few years, while demand for tablets and personal computers is expected to decrease. That being said, an increase is expected in the computing power and performance memory of these devices (also called IC content), which drives the need for shrink.

Continued focus on cost and quality among chip makers is another significant trend. We are addressing this trend by maintaining a continued focus on producing ever-smaller chips at affordable prizes, using EUV lithography, and by bringing this EUV technology to the point where it can be used for the high-volume manufacturing of chips. Particularly in market segments where chips are being produced with relatively mature lithography techniques, such as DUV, customers expect lower prices, as competition increases. This calls for a focus on improving the performance of chip-making machines by enhancing their accuracy through technologies such as metrology - enabling producers to identify flaws on wafers and to resolve these quickly - and by improving the uptime of machines. The acquisition of HMI in 2016 is expected to further boost our metrology technology. We believe these industry trends can offer business opportunities up to 2020 and beyond. For a broader overview of trends, risks and opportunities in our industry and global environment, see section ‘Materiality assessment’ (‘ASML’s stakeholder groups and environment’ graphic).

We also follow developments regarding international guidelines, such as the United Nations Sustainable Development Goals (SDG), which aim to end poverty, protect the planet and ensure prosperity for all. We support this ambition and have started to look at how to align our strategy with the SDGs (see section 'Sustainable development goals').

[2]	Source: BI Intelligence, CCS Insights, Gartner, ASML 2015.

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Exhibit 99.2

Risks
We are guided by a wide range of risk factors which we have identified as applicable to our business. For a more comprehensive list of risk factors, see our Annual Report on Form 20-F. In the context of this report, the below table expands on a number of these risk factors by further explaining their relevance and how we address these risks. For more information on our Risk Management process, see section 'Business risk and continuity'.

Risk Factor	Relevance	What are we doing about it
Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry	It could harm our business if we do not respond rapidly to commercial and technological changes in the semiconductor industry, changing customer requirements and changing product life cycles.
Consistent innovation is key to address this risk. Partnerships, collaboration and sharing knowledge with our customers are all essential. 'Innovation' is a relevant theme in our strategy and we strive to meet the needs of our customers by regularly reviewing their markets and requirements and align our activities with their business goals and the support they need.

The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components
ASML depends on a limited number of suppliers to help it develop and build its products. The financial stability of these companies and their investment in R&D and operational capacity is vital to support our innovative technology.

We nurture high quality and collaborative relationships with our suppliers. We share our expert knowledge of risk and rewards, so we all work together to achieve cost-effective shrink, boost innovation and enable our industry to grow. We have also recently agreed to acquire a 24.9% stake in Carl Zeiss SMT to strengthen our partnership.

Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees
High-quality research and innovation are crucial to continue to achieve shrink and meet our customers’ requirements for product efficiency. Our business and future success significantly depends on the knowledge and innovation of our highly-skilled employees. However, ASML - and our entire industry - may face a scarcity of staff with certain technical expertise.

We put effort into educating, training and retaining talent. For instance, we promote initiatives that encourage young people to study science, technology and engineering - the building blocks of innovation. For our employees, we develop individual development plans to help them achieve short-term goals as well as longer-term career development.

As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises
Our lithography systems have become more complex and costly to develop and build, resulting in a rise of the cost of our R&D programs. Due to the complexity of our EUV systems further improvements are required for volume, production and shipment of EUV systems. These improvements require investments by us and our suppliers. If the development is not advanced by our suppliers and partners, this could lead to a delay in EUV development. Delays for customers in implementing their product roadmaps affect the total cost of ownership of our systems.

Partnerships, collaboration and sharing knowledge with our customers and suppliers are all essential to manage complexity. We work closely with our partners to align roadmaps, oversee execution and ensure competence development. We also focus on operational excellence, which means we operate to maximize customer value while minimizing non-value adding activities and the costs of non-quality. We have defined projects and programs to continuously improve our performance, and we recently agreed to acquire a 24.9% stake in Carl Zeiss SMT to strengthen our partnership for next-generation EUV lithography and provide relevant R&D migration.

EUV is highly complex and remains under development
Defending against intellectual property claims brought by others could harm our business
To maintain our technological leadership
and competitiveness, ASML shares
knowledge within the company and with
external partners such as customers and
suppliers. It is therefore crucial that we
retain control of the knowledge exchanged.

We have developed an Intellectual Property
Rights management mechanism to protect
our intellectual property rights and to respect the intellectual property of other parties. ‘Knowledge Management’ is a relevant theme in our strategy.

Failure to adequately protect the intellectual property rights upon which we depend could harm our business
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities

Hazardous substances are used in the
production and operation of our lithography
systems. In addition, our products have
become increasingly complex and operating
our machines (which use lasers and other
potentially hazardous tools) is dangerous
and can result in injury. The failure to
comply with current or future regulations
could result in substantial fines being
imposed on us or other adverse consequences.

We put effort in implementing appropriate
health and safety practices for our employees and our customers’ employees. We also continuously monitor the substances we use in our products to make sure we meet all industry regulations in this regard. ‘Product safety’, 'Product stewardship' and ‘Employee safety’ are relevant themes in our strategy.

ASML Integrated Report 2016                    20

Exhibit 99.2

Governance
Two-tier board structure
ASML has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management (BoM). Independent, non-executive members serve on the Supervisory Board (SB), which supervises and advises the members of the BoM in performing their management tasks.

Board of Management
ASML’s BoM currently consists of five members and is responsible for achieving ASML’s goals and setting the strategy, associated risk profile, the development of results and corporate responsibility (CR) issues relevant to ASML. The BoM is accountable to the SB and the General Meeting of Shareholders.

Supervisory Board
ASML’s SB currently consists of eight members. Members of the SB are appointed by the General Meeting of Shareholders from nominations submitted by the SB. Members of the SB serve a maximum term of four years and may be reappointed with a maximum of three terms served. The SB supervises the BoM and the general course of affairs of ASML and its subsidiaries. The SB also advises the BoM. Under Dutch law, supervisory board members cannot be members of the board of management and cannot be officers or employees of ASML.

Supervisory Board committees
The SB has set up four committees: an Audit Committee, a Remuneration Committee, a Selection and Nomination Committee, and a Technology and Strategy Committee. Each committee operates pursuant to its charter, which is based on the rules and regulations of the Corporate Governance Code, but also reflects practices developed over the years. The committees’ responsibilities and authorities are based on a SB mandate, whereas the SB retains full responsibility for the activities of the four committees. The committees prepare decisions to be made by the full SB, each in their own field of expertise.

Audit Committee (AC)
The AC focuses on the annual results, the audits over the previous financial year, and the internal and external audit plans for the year ahead. Frequently discussed topics include ASML’s internal control systems, ASML's risk management systems, ASML’s financial and cash position, ASML's long-term financial plan, and the supervision of the enforcement of the relevant legislation and regulations. The AC, on behalf of the SB, reviews and approves the fees of the external auditor. The AC is the first point of contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. As a general rule, the external auditor is present at AC meetings.

The Internal Audit function assesses ASML’s systems of internal controls by performing independent procedures, such as risk-based operational audits, IT audits and compliance audits. The Internal Audit department reports directly to the AC and the BoM. The annual Internal Audit plan is discussed with and approved by the AC.

Remuneration Committee (RC)
The RC advises the SB and prepares resolutions regarding the implementation of the Remuneration Policy and any reviews thereof. The Remuneration Policy supports the long-term development of the company in a highly dynamic environment, while seeking to fulfill all stakeholder requirements. More than ever, the challenge for ASML is to drive technology, to serve its customers and to satisfy its stakeholders. The policy is designed to encourage behavior that is focused on long-term value creation, while adopting the highest standards of good corporate governance. BoM remuneration consists of a base salary, along with short- and long-term incentives. The long-term incentives for the BoM and senior management long-term pay are partly related to Technology Leadership and Sustainability performance.

ASML Integrated Report 2016                    21

Exhibit 99.2

Selection and Nomination Committee (SNC)
The SNC assists the SB by preparing the selection criteria and appointment procedures for members of the SB and BoM. It also periodically evaluates the scope and composition of the two boards, proposing a suitable profile for the SB based on its findings. Regular performance evaluations of the BoM, the SB and the individual board members are also part of the SNC's remit. The results of these performance evaluations are reported to the SB. The SNC also proposes the (re)appointments of members of the BoM and the SB. It also oversees the policy of the BoM in relation to the selection and appointment criteria for senior management.

Technology and Strategy Committee (TSC)
The TSC provides advice to the SB with respect to ASML’s technology strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the TSC with respect to the subjects reviewed and discussed in this committee. The advisors do not have voting rights, but they regularly attend committee meetings (except for those meetings or calls specifically designated only for the technology target settings and evaluations). External experts may include representatives of customers, suppliers and partners to increase the committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems.

Committees of the Board of Management
The BoM has installed the Corporate Risk Committee (CRC), which is a central risk oversight body responsible for reviewing, managing and controlling risk. This includes risks in the area of corporate responsibility. The CRC is chaired by the COO and comprises senior management representatives from all sectors within ASML, including the CEO and CFO.

The Ethics Board is a committee assigned by the BoM and chaired by our CEO. The Ethics Board supervises and monitors the implementation of our global ethics program.

For more details on our Governance, see our Statutory Annual Report. For more information on our BoM and SB members, see 'Our Supervisory Board and Board of Management' in section 'Facts and figures'.

ASML Integrated Report 2016                    22

Exhibit 99.2

Business ethics and compliance
In an international company like ours, with more than 100 nationalities and diverse cultural backgrounds, it is crucial to provide clear guidance on ethical behavior. We do this through our Code of Conduct and Business Principles and our Ethics program. We encourage our management to set the right example and create an environment in which our people and business partners feel comfortable to speak up if they experience or suspect a breach of our Code of Conduct and Business Principles. As a member of the Electronics Industry Citizenship Coalition (EICC), we adhere to the code of conduct of this industry organization and integrate its norms and values into our way of working. ASML is committed to achieving its strategic goals while conducting its business in such a manner that ensures lawful, ethical and sound practices.

ASML’s Ethics Board, chaired by our CEO, oversees and implements our Ethics program. The Corporate Ethics Office, led by our Corporate Ethics Officer, is responsible for implementing and monitoring the Ethics program, which outlines initiatives to foster ethical behavior, such as training and awareness programs. The ethics organization includes ASML employees who act as Ethics Liaisons in all the countries we operate in. Ethics Liaisons are the trusted points of contact for each local office, offering advice on ethical issues and answering questions from colleagues.

We also established a Compliance function to oversee, advise, monitor and support our management in complying with laws, regulations and corporate policies. Compliance is integrated into our enterprise risk management framework and control system as applied by the Corporate Risk Management function. It is governed by the Corporate Risk Committee. We rely on the integrity and accountability of our senior management to comply with laws. Our Corporate Compliance Officer supports and advises the business in implementing measures to help managers fulfill their responsibilities.

We updated our Code of Conduct and Business Principles in 2016, five years after we published the previous version, and incorporated the latest legal and regulatory requirements. We have made the latest version of both documents externally available to our suppliers, customers and other business partners: Code of Conduct.

We turned the (whistleblower) Reporting Procedure into a new set of documents: a ‘Speak Up’ policy and an internal Ethics Investigation Procedure. These outline the steps employees should take when they experience or suspect a breach of our business ethics. The documents also reassure employees that they can report a breach without fear of retaliation. For employees or external stakeholders who feel more comfortable remaining anonymous, we have a Speak Up system, run by an independent external service company.

In 2016, we registered 195 concerns and 1 ethics complaint by employees on ethical issues. A portion of these related to situations involving gifts, entertainment and (possible) conflicts of interest. Other categories included concerns about suspected harassment and discrimination. We have addressed all concerns and ethics complaints. In 2016, we raised awareness through - among other things - a Global Ethics Awareness Week, where we facilitated discussions across ASML on the theme ‘Speak Up’. Like in previous years, we were not fined for any breaches of ethical regulations.

With respect to compliance, in 2016 the CRC sponsored an anti-bribery and corruption maturity assessment to evaluate whether our efforts to reduce the risk of bribery and corruption met our goals and to gauge awareness about these issues. The results will lead to further improvements to our anti-bribery and corruption program in the coming years, with a particular focus on expanding our awareness measures in key geographical areas and business sectors.

ASML Integrated Report 2016                    23

Exhibit 99.2

Business risk and continuity
The Corporate Risk Management function helps ASML accomplish its objectives by being systematic in its approach to setting standards, assessing management and helping it improve the efficiency and effectiveness of ASML’s governance, risk management, internal control and compliance. In the risk management process, the Supervisory Board (SB) provides independent oversight on management’s response to mitigating critical risk areas based on bi-annual risk reviews, while the SB’s Audit Committee provides independent oversight on the risk management process and timely follow-up of high-priority actions based on quarterly progress updates. ASML’s Board of Management has delegated its risk oversight to ASML’s Corporate Risk Committee (CRC). The CRC acts as a central risk oversight body to review, manage and control risks included in the ASML risk universe by approving risk appetite (i.e. the acceptable level of risk), risk management policies and risk mitigation strategies. Business risk owners, together with the Corporate Risk Management function perform bottom-up multidisciplinary assessments of business risks. These assessments also incorporate aspects of security, ethics, business continuity and compliance (with laws and regulations, ISO standards and EICC Code of Conduct).

Risk management process and governance

SUPERVISORY BOARD
AUDIT COMMITTEE
Request to investigate specific risk topics
Bi-annual risk review
Risk topics feedback
Quarterly update on high priority mitigation plans
Progress against plan
BOARD OF MANAGEMENT
CORPORATE RISK COMMITTEE
Maintain risk landscape based on regular risk assessments and deep dives
Set High Level Risk Control Objectives and Directives based on agreed risk appetite
Strategic Mitigation Objectives
Awareness Campaigns
Risk management policies
Bi-annual risk consolidation
Progess on Actions
Alerts / Incidents
BUSINESS RISK OWNERS
Marketing & Sales
Business Development
Product Generation
risk overview
EUV/DUV/Holistic Litho
Order Fullfillment
Corporate Functions

ASML Integrated Report 2016                    24

Exhibit 99.2

Performance

ASML Integrated Report 2016                    25

Products & technology

Innovation is crucial to the continuing success of our business, as our customers ask for increasingly sophisticated chip-making machines. To stay ahead, we invest in extensive research and development. We carefully protect and manage our technological knowledge and our innovation processes, while always seeking to minimize the ecological footprint of our machines.

Innovation

Consistent innovation is our lifeblood. It is the engine that drives our business.

125 W
Upgraded EUV source configuration at our customers from 80 W to 125 W

>1,500
Wafers per day demonstrated over 3 days (EUV NXE:3350B)

90%
Best availability of EUV machine (four week average demonstrated on an NXE:3300B)

1,106 mln. EUR
Continued investment in R&D

3
TWINSCAN NXE:3350 shipped in 2016

Shipped multiple YieldStar 350E metrology systems to support qualification & ramp of 10 nm logic node

New resolution enhancement software to improve the quality of patterning and maximize manufacturing yield for EUV and immersion based litho at 7 nm and 5 nm logic nodes

Knowledge management

It is crucial ASML shares knowledge quickly and efficiently, both inside the company and with external partners.

2015 → 2016
Technical competence and Function ownership maturity scores increased by 13%

NXT:1980Di

275
Wafers per hour

46
NXT:1980 systems shipped in 2016 to enable 10 nm logic node

Exhibit 99.2

Innovation is our lifeblood
Innovation is ASML’s lifeblood and the engine that drives our business. Consumers across the world are using ever-more powerful sophisticated devices in their daily lives - from smartphones to MRI scanners - showing how innovation is constantly improving our quality of life. This consumer demand drives demand for chip-making machines that produce ever-smaller, faster, cheaper, more powerful and energy-efficient microchips. We can only meet this demand by making consistent and continuous technological advances.

Our innovations in 2016 helped improve our Deep Ultraviolet (DUV) technology. We sold 133 TWINSCAN DUV machines in 2016, 46 of which were the latest model, the TWINSCAN NXT:1980i. 53 of the TWINSCAN NXT:1980i have been shipped since their introduction in 2015. The main spearheads of innovation in DUV are overlay (i.e. the accuracy of lateral alignment of different layers within a microchip) and throughput. We have improved the performance of our 'dry' systems (i.e. those systems with air between the projection lens and the wafer) and our 'wet' or so-called immersion systems (i.e. those systems with a water film between the projection lens and the wafer). The latest immersion model, the TWINSCAN NXT:1980i, provides a resolution capability that enables the production of 10 nm logic node chips as well as the 7 nm node in an R&D setting. We also upgraded older versions of DUV machines to NXT:1980i specifications. We have been able to significantly speed up the time needed to bring the machine to the maturity level required for our customers' high volume production. The NXT:1980i comes with significantly improved overlay and productivity, which has been improved by 10% compared to the previous generation. In terms of customer operation, the NXT:1980i demonstrates a consistent daily output of around 4,000 wafers; there are differences between sites because the customer product mix impacts the number of wafers per day.

Recent improvements in innovation helped us improve our new Extreme Ultraviolet (EUV) technology, bringing it closer to the high-volume production introduction requirements of more than 125 wafers per hour productivity and 90 percent production time (availability) with consistent performance. In 2016, an average productivity of more than 1,500 wafers per day, over three days, was demonstrated for a NXE:3350B EUV machine at a customer site. We improved the light output of the EUV source, an essential part in our EUV machines, from an 80 Watt to 125 Watt at our customers' sites. This resulted in an increase of these machines' productivity to about 85 wafers per hour, thanks to improvements achieved by our team of multi-disciplinary engineers. In addition, the availability of our new EUV systems in the field improved, with systems achieving a four-week availability of more than 80 percent regularly across the installed base. The best result was more than 90 percent over four weeks. Consistency between tools and across sites however still needs to be improved. We shipped three NXE:3350B EUV machines to customers in 2016 (five since the introduction in 2015), taking another step towards the large-scale introduction of EUV machines, allowing high-volume microchip production.

In Holistic Lithography, we released the next generation metrology system, YieldStar 350E, which measures the accuracy of the lithography process, enabling customers to fine-tune the way their machines operate and enhance their yield. Built for the more exacting demands of today’s multiple patterning lithography, the newest version of our YieldStar metrology system generates 40% more metrology data than its predecessor  -  and that can go up to 70% more data for the most advanced and complex 10 nm logic node.  We also released a new version of our resolution enhancement software aimed to improve the quality of patterning and thus help maximize manufacturing yield for EUV and immersion-based lithography at 7 nm and 5 nm logic nodes.

We measure innovation based on an internal key performance indicator - the Technology Leadership Index - that includes three objectives. See overview of our Products and technology objectives in the table below.

Another important indicator of our focus on innovation is the amount we spend on R&D. In 2016, we spent EUR 1,106 million or 16% of total net sales on R&D, compared to EUR 1,068 million or 17% of total net sales in 2015, showing our commitment to continuing to invest heavily in R&D.

How we manage innovation
We manage innovation based on ‘roadmaps’ - the semiconductor industry’s standard term for planning product development. Our marketing organization first assesses our customers’ needs, the required functionality of our machines and by when this is needed. This ‘marketing roadmap’ of customer requirements includes detailed machine specifications and functionalities. Our product organization then designs a ‘product roadmap’ outlining the specifications and functionalities of new types of machine that are feasible for us to produce and that meet our customers’ demands.

Concurrently, we make a ‘technology roadmap’, identifying what technology we need to build in the machine as described in the product roadmap. We make these triple roadmaps for each of our main product groups: EUV, DUV and Holistic Lithography (metrology techniques to monitor the accuracy of our chip-making machines). Roadmaps typically look five years ahead. They are adjusted whenever required, depending on changing customer needs or unexpected technological breakthroughs or challenges.

In addition to innovation guided by these roadmaps, we invest in innovation through research with a longer-term horizon. Run by our Research department, this research aims to create technological solutions that our development and engineering experts can tap into when developing new machines or improving our existing models. Our research teams collaborate with an extensive network of external technology partners, such as universities and other research institutions.

ASML Integrated Report 2016                    27

Exhibit 99.2

We manage our innovation efforts through our Product Generation Process. Our Chief Technology Officer (CTO) is responsible for research and development at board level. Our Executive Vice-President Development and Engineering and our Senior Vice-President Technology report to the CTO.

ASML’s ‘open innovation’ concept
The concept of ‘open innovation’ helps ASML sustain its pace of invention. This means that we develop our technology in close collaboration with partners inside and outside our company - we share the rewards and the risks. This way of working opens up fast access to leading-edge knowledge and skills in a wide range of technologies, which our partners can utilize in other markets. As innovation can sometimes lead to unexpected results, we occasionally invent things we don’t need for our own operations, but that can be of great value to society. One example of such serendipity is the Lighthouse project (see box out ‘An accidental discovery with potential for crucial medical research’).

An accidental discovery with potential for crucial medical research

In 2016, while researching a possible new light source for our new EUV machines, we discovered that a high-energy electron beam we were working with could also be used to produce the medical isotope ‘Mo-99’. This isotope is essential for diagnosing cancer. It is currently mostly produced from enriched uranium in nuclear plants that require extensive maintenance and produce radioactive waste. We decided to share this discovery and transfer the related knowledge and intellectual property to a new consortium that will try to develop this new isotope production method further, potentially safeguarding the availability of this crucial medical diagnostics product for the long-term while reducing nuclear waste.

In 2016, over 3,200 engineers gathered for our annual ASML Technology Conference, held on the same day in Veldhoven, San Diego and San Jose. Together with external technology experts, they discussed the theme ‘Pursuing Innovation and Excellence’. This topic touches on the dilemma ASML is constantly dealing with. On the one hand, we strive for innovation to deliver new generations of chip-making machines to customers as quickly as possible. But on the other hand, we work hard to achieve excellence in execution to ensure our machines are rock-solid in terms of reliability, safety and efficiency. Both these demands should go hand in hand, which at times may be a challenge. Our experts shared ideas on how to balance and promote the two.

Knowledge management
Our heavy investments in research and development mean it is crucial to us that we share and protect our inventions and knowledge. Knowledge management is a key focus area for us.

To maintain our technological leadership and our pace of innovation, ASML needs to develop the right knowledge and share it quickly and efficiently as well. We share our knowledge internally and externally, with partners such as suppliers and customers. Faster access to knowledge spurs faster development, allowing problems to be solved more quickly. It also makes our investments in knowledge creation more effective and efficient.

In an industry where knowledge is so highly valued, it is important to have proper controls, especially as regards protecting proprietary knowledge. To this end, we rely on Intellectual Property Rights such as patents, copyrights and trade secrets.
Our ambition is to ensure that the right knowledge is available to the right people at the right time. This means we must acquire or develop the required competencies at an early stage, maintaining a knowledge pipeline that allows us to build the machine functions we need. This process is facilitated by our Technical Training Center. Our line managers regularly assess the technical competencies we need, varying from software programming to laser physics, and take steps to fill capability gaps where necessary.

To guide our knowledge management, we measure our Technical Competence (TC) Maturity and Functional Ownership (FO) Maturity. ‘TC maturity’ gauges the capabilities and spread of technical competencies among our people and also the extent to which they are embedded in our processes and operations. We have identified over 80 different competencies that are relevant to ASML’s technology. ’FO maturity’ measures the level of required knowledge among our teams of experts about the machine functions they are responsible for. A machine is divided into about 90 distinct functions, and responsibility for each function is assigned to a ‘function owner’ and his or her team. We score the maturity KPIs on a scale of one to five. Levels 1 and 2 cover the basic requirements, showing that teams are establishing links with departments they cooperate with, setting individual targets, etc. Levels 3, 4 and 5 are more advanced, reflecting mechanisms to gather and process feedback, make processes predictable, and ensure they function well at customers’ sites.

In 2016 we focused on building and maintaining a solid knowledge base, particularly in ensuring our teams met the basic requirements regarding competencies and machine functions. We exceeded our target to achieve an average maturity score of 3.3 (See objective box).

ASML Integrated Report 2016                    28

Exhibit 99.2

We took steps to have ‘roadmaps’ in place for all machine functions, to be updated on a regular basis. We also implemented mechanisms to process feedback from customers and co-development partners, helping to reduce the recurrence of technical function issues. Like every year, we updated our development and engineering (D&E) handbook, which guides our development processes.

We introduced a new centralized learning management system, called 'MyLearning', which incorporates the activities of all our training centers. This new learning management system enables employees and their managers to determine what courses to attend to further develop their skills and competencies. The system will also make it easier to obtain information on training hours and the sort of training our employees have attended. It also helps our employees to design their individual development action plans (also see 'Talent management' in section 'People').

Product stewardship
While putting continuous effort in innovation and effectively managing and protecting our knowledge, we also seek to ensure our products are manufactured and can be operated responsibly. Our commitment to product stewardship means that we work to make our manufacturing processes and machines more environmentally friendly, improving their resource efficiency.

Several innovations helped us make strides towards achieving this objective, bringing our EUV machines closer to the point where they can mass-produce smaller and more energy-efficient chips. Small measures can also help make a big difference. For example, we changed the packaging of our machines, using foldable boxes, which take up less space when shipped back for reuse. This is part of our overall integral packaging approach in which we managed to standardize our packaging portfolio by 90% and as such optimize the total economic and ecologic balance. This integral packaging approach helps us reduce our carbon footprint by saving more than 750 tons of CO2 emissions per year. For more information on waste and energy reduction in our operations see ‘Environment, Health and Safety (EHS)’ in section 'Operations'.

We are committed to complying with EU regulations for handling hazardous materials and chemicals, the so called RoHS and REACH directives, even though the products we manufacture are currently excluded from the RoHS directive. ASML is committed to reducing and eliminating its use of hazardous substances and aims to replace non-compliant parts with RoHS-compliant alternatives whenever possible.

      Extending our machines' lifetime

ASML’s Mature Products and Services (MPS) business refurbishes older lithography equipment and offers associated services. A well-maintained ASML lithography system has a useful life that is measured in decades. Typically, an ASML lithography system will be used in a leading-edge ‘fab’ (microchip factory) for many years, and will then be given a second life with, for example, a manufacturer that makes specialized devices, such as accelerometers, gyroscopes, silicon microphones, radio frequency chips, thin-film heads for hard disk drives, or LEDs, which require relatively less sophisticated chips.

ASML supports the circular economy concept - a model for industry moving from the linear model of ‘Take, Make, Dispose’ to one where we extract the maximum value from resources we use and then recycle and regenerate products at the end of their lives. We believe this circular economy model is essential to ensure the future success and competitiveness of the semiconductor equipment industry. We are keen to play our part, not only by enhancing energy efficiency and the efficient use of other resources and materials, but also by refurbishing machines, remanufacturing parts and by upgrading machines to a higher performance level while in use 'in the field' to extend their lives.

ASML Integrated Report 2016                    29

Exhibit 99.2

By enabling the production of cheaper and more powerful computer chips, ASML also fuels the development of new electronic applications. This development poses a challenge for our entire industry, as these new applications may increase energy use and require resources. For ASML, it confirms the importance of working with all stakeholders in the value chain to make our industry more sustainable and to contribute to this process through research and innovation.

Product safety & compliance
Our products must be safe to work with. Making them safe begins at the design stage. Our engineers have to develop machines that comply with international safety regulations. We continuously seek to improve our process to develop compliant products and in 2016 introduced a new tool in our D&E department that ensures designers are instantly connected with risk experts for every part or function of a machine that has a safety risk. This enables us to address safety issues at an early stage.

ASML’s products and tools are compliant with relevant legislation including EU safety regulations. In addition, we comply with SEMI S2, the semiconductor industry guidelines. A third party verifies our compliance with SEMI S2. In 2016, for all our product types shipped, reports confirming SEMI S2 requirements compliancy were available.

Products and technology objectives

Theme	Objective	Target year	How we did

Innovation
Realize the following as part of our Technology Leadership Index:
a) Enable DUV immersion/dry performance to produce 10 nm production and 7 nm R&D node
b) Drive economics and enhance capability to extend EUV
c) Enable enhanced product performance through improved metrology

* As of 2017, we fine-tuned the definition of objective a): 'Enable DUV performance to produce 1x memory and 7 nm logic nodes'

		2016-2017*	a) See Innovation - DUV 2016 performance details above b) See Innovation - EUV 2016 performance details above c) See Innovation - YieldStar and Holistic lithography

Knowledge management	Reach a Technical Competence and Functional Ownership maturity score of 3.3	2016	See table Key Performance Indicators below - we achieved a maturity score of 3.4 for TC and 3.6 for FO, exceeding our 2016 target

Knowledge management	Increase the Technical Competence and Functional Ownership maturity score to 3.6	2017	We believe we are on track based on 2016 results

Knowledge management	Each year have on average 15 hours of technical training per FTE (D&E employees)	2016-2017	See table Key Performance Indicators below - the number of training hours was 16, exceeding our 2016 target

Product stewardship	Yearly reduction of RoHS non-compliant parts by 30%	2016 and beyond
We scrutinized the analysis to determine the actual unique physical parts that should be in scope for RoHS compliancy which resulted in a change in methodology from 2015. We assessed that 84.8% of the parts in scope are RoHS compliant (with 1.3% non-compliant and 13.9% unknown). Due to the change in methodology, we cannot compare 2016 with 2015. We are assessing what the target based on our new methodology should be and will continue to reduce and investigate non-compliant and unknown parts.

Products and technology KPIs

KPI	2014	2015	2016

R&D investments (in million EUR)	1,074	1,068	1,106
Technical Competence (TC) maturity score	2.6	3.0	3.4
Function Ownership (FO) maturity score	2.6	3.2	3.6
Number of technical training hours per FTE	13	14	16
Total sales of systems (in units)	136	169	157
of which, used system sales	20	25	18

ASML Integrated Report 2016                    30

Exhibit 99.2

People

We want to be recognized as a top employer in the industry, offering people opportunities to develop their talent and a working environment in which they feel included, engaged and able to perform. We seek to establish a mutually beneficial long-term relationship with our employees who are proud to work for ASML.

Talent management

Attracting and retaining talent is crucial to maintaining our fast pace of innovation. We therefore offer our highly skilled professionals tailor-made training and development programs.

105
Different nationalities

Around 16,000

13,288 Payroll
2,622 Temporary

7.0

Our employee engagement score increased to 7.0, up from 6.9 in 2014, meeting our 2016 target

Sustainable relationship with our people

3.9 %

(U.S. 6.4% I Europe 2.6% I Asia 4.4%)

Attrition rate is below industry average. Our attrition of high performers even as low as 1.7%

ASML ranked 2nd in the Dutch 'Best employer' ranking in the sector 'production & industry', Wilton was voted Top Workplace 2016 and Chandler was included in the 'Healthiest Employers' selection list.

Wilton
U.S.
Veldhoven
Netherlands
Chandler
U.S.

ASML Integrated Report 2016                    31

Exhibit 99.2

Talent management
Attracting and retaining talent is crucial to maintaining our fast pace of innovation and essential to our long-term success as a company. Highly skilled people with a technical background are scarce in the labor market. The increasing complexity of our products means that new and existing employees face a steep learning curve. We therefore look to develop our talented and highly skilled professionals through tailor-made training and development programs. This ensures continuity in our workforce and retains the required knowledge, skills, and competencies of our people.

To attract talent, we focus on two areas:

•
Internal talent. We assess the potential of our employees to develop into new roles. We identify candidates for critical positions and discuss their career ambitions with their managers and jointly consider next steps. Employees can pursue opportunities themselves, or be approached within the organization. We also have internal career fairs to provide information on internal career opportunities.

•
External talent. We cooperate closely with universities in Europe, the United States, and Asia to attract highly talented staff, including offering internships and scholarships. For positions that cannot be developed and filled internally, we scan the labor market for the skills we need and run targeted recruitment campaigns, such as our 'Be part of progress' campaign launched in 2016.

Developing our people is crucial to the sustained success of our business. Each year, we align our business targets with employees’ personal targets and development plans through our People Performance Management (PPM) process. This process helps us decide the actions needed to achieve short-term goals as well as longer-term career development. Together, managers and employees define individual Development Action Plans (DAPs).

In 2016, we were largely successful in finding the people we needed, with the right skills to support our company’s strong growth. We see this achievement as a sign that our recruitment and employee development processes have further matured. We treat our recruitment and development efforts as an ongoing process that we continuously seek to improve and professionalize, in response to the requirements of our business and developments in the labor market. In 2016, we made progress expanding our global talent acquisition governance structure. Beside enhancing our existing structure in Europe we introduced a new governance model in the United States and plan to implement one in Asia in 2017.

Our attrition rate - the number of employees leaving the company - was 3.9% in 2016 (2015: 4.2%), which was once again substantially below our industry average in all regions. The attrition rate of our best people (‘high performers’) was 1.7% in 2016 (2015: 1.7%), showing we outperformed our peers in this category even more than in the overall employee category. For the first time, we also measured the extent to which high performers move to higher positions. This promotion rate was 35% (compared to an overall promotion rate of 12%), indicating our best people were over-proportionally promoted and thus able to further develop themselves. We fast-track the careers of our most promising managers through our ‘Potentials Acceleration’ programs, with 323 people participating in 2016.

Succession management is an essential part of building a pipeline of talent throughout the company. Our efforts in this area ensure we have sufficient talent ready to replace managers and employees, as they are promoted or if they choose to leave the company. We completed assessments of about 6,500 employees to determine their potential to take over higher positions, up from around 5,000 employees in 2015. We had succession plans in place for approximately 300 senior positions. In the majority of these cases, two potential successors were identified.

During 2016, we terminated our "Henk Bodt Scholarship", allowing us to fully focus on our "ASML Technology Scholarship". Fifty students participated in this program in 2016.

Sustainable relationship with our people
We strongly believe building sustainable relationships motivates our people to develop themselves, to make the most of their talents, and perform to the best of their abilities. All of this serves to boost our productivity, innovative strength and competitiveness.

Employee engagement and employability are the cornerstones of a sustainable relationship with our employees. To us, engagement is the dedication our employees have for their jobs and ASML; engaged employees feel that their efforts make a difference and are motivated to go the extra mile. Employability is the capacity of our employees to sustain and improve their performance over time and adjust to change.

Our Place to Work, Meet, Learn & Share project is our main initiative to build an engaged and enabled workforce. Our aim with this project is to create an inspiring and safe work environment that is conducive to our employees’ personal development and helps them strike a good balance between their work and personal life. There are three streams in the Place to Work, Meet, Learn & Share project: People (our employees), Bricks (our campuses and buildings) and Bytes (IT innovation to improve collaboration and

ASML Integrated Report 2016                    32

Exhibit 99.2

work processes). We launched initiatives linked to 19 aspects of these three streams (see pie charts below). A dedicated project team that is chaired by our CEO manages the implementation of the project.

ENGAGING
Individual & team development
Vitality
Community involvement
Safety
Leadership
Ethics
TRUST
PRIDE
PEOPLE
HAPPINESS
me@asml matters
Reward & recognition
Employee onboarding
Diversity & inclusion
ENABLING
Outside areas
BRICKS
Meeting & collaboration
Workplace environment
Multipurpose service areas
Parking & mobility
ENABLING
User support and adoption
BYTES
Digital workplace
Innovative technologies
Collaboration platforms

In 2016, we opened our new company restaurant and adjacent garden at our Veldhoven site, the Plaza restaurant. It seats 1,500 people and includes six food counters, offering our culturally diverse workforce a range of international cuisine. It also has a lounge area and can be used for meetings and events. We also opened our Experience Center in Veldhoven, where new employees, customers, suppliers, students and other stakeholders can learn about our complex machines in an accessible way, using interactive screens and 3D projections. We expanded our global ‘Place to Work, Meet, Learn & Share’ network of Global Change Ambassadors to the U.S. and the Netherlands, having initially introduced it in Asia. We also launched a global online SharePoint site to make the ongoing initiatives and projects more visible and to facilitate knowledge sharing. We increased the number of employees working in flexible ‘activity-based working’ office spaces to about 3,000, up from 2,000 in 2015.

Our employee survey me@ASML showed that we met our target to increase the average engagement score from 6.9 to 7.0 (out of 10). We believe this increase was at least partly driven by our Place to Work, Meet, Learn & Share project. We achieved the biggest increase in our average engagement score in Asia, where this project has been running the longest. For the first time, we broke down the me@ASML survey results into groups as small as five employees, giving managers a better insight into the concerns and preferences of their teams, while maintaining anonymity. We also added a new functionality called MyResults to the survey. This enabled employees to compare their team’s results with the peer benchmark and overall ASML scores. In the survey, employees said they thought they could improve the efficiency of their work. They raised this matter in the 2014 survey as well. Based on these latest results, we decided to continue our efforts to improve efficiency and role clarity, for instance by simplifying internal regulations and procedures.

Our office in Chandler, Arizona, was included in a select list of “Healthiest Employers”, a ranking compiled by the Phoenix Business Journal. Based on employee feedback, ASML came in 2nd in the Dutch “Best Employer” ranking of multinationals in the sector “production & industry” which is the same score as last year and in the overall ranking of companies with more than 1,000 employees we moved from place 10 to 9 in comparison to last year. ASML Wilton was recognized by employees as a “Top Workplace” for the third consecutive year.

Promoting diversity and inclusion
We believe a diverse and inclusive workforce helps us develop new solutions and ideas. Multiple voices and points of view are necessary to drive our innovation. We maintained our high level of diversity in terms of culture and nationality, employing people of 105 different nationalities in 2016 (up from 97 in 2015). Thanks to continuous efforts to recruit and retain women, we increased the % of female employees from 11% in 2010 to 13% in 2016. However, gender diversity is an area where we can still improve. To increase our future talent pool and getting young women interested in technology, ASML supports initiatives such as Girls’ Day in the Netherlands, where female school pupils can get acquainted with technology. For more information of our diversity and inclusion performance data, see section 'Non-financial indicators'.

ASML Integrated Report 2016                    33

Exhibit 99.2

Fair remuneration
We want to ensure that we pay our employees fair and balanced salaries and offer competitive benefits. We believe that our employees are key to the success of our company and they deserve to share in the success. Our remuneration is based on an individual employee’s contribution to the company, their experience and the local labor market. We apply objective criteria and our remuneration is unrelated to factors such as gender, nationality, religion, social position or age.

In 2016 we analyzed salaries of men and women, as we do every year, and for the first time performed this study on a global level. We found no major differences in payment between men and women. See 'Non-financial indicators' (Facts and figures) for details on gender payment and ‘Promoting diversity & inclusion’ for what we do to promote equal opportunities for men, women and minorities at ASML.

We continuously review how our remuneration compares to the market benchmark for technology professionals in every region where we operate. Where necessary, we make changes to our remuneration policies and levels. We support the ‘living wage’ concept, meaning that employees should earn salaries that are sufficient to meet their basic needs. At ASML, where we have a predominantly highly educated workforce with relatively high levels of remuneration, we are confident that we meet adequate living wage requirements.

Human rights & labor relations
We believe that human rights, as defined by the United Nations in its Universal Declaration of Human Rights, are a common standard that all employers should uphold. We support the principles laid down in the Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises and those in the International Labor Organization’s Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy. In the spirit of these principles, we support our employees’ right to organize in unions and to collectively negotiate fair wages and working conditions. We believe these rights must be respected for all ASML employees at our locations worldwide.

We want to provide fair labor conditions and social protection for all our employees, whether they are on a fixed contract or temporary (flex). In the Netherlands, we negotiate with and consult labor unions and our company’s Works Council. In all countries we strive to comply with relevant legislation. In the United States, for instance, we aim to comply with all state and federal laws and regulations regarding labor practices and employees’ rights to organize. This means we do not interfere with, restrain, or coerce employees who want to organize themselves in a labor organization for collective bargaining purposes. In Taiwan, where we have several business operations, all employees, except those working in government administrative organizations, can form unions. ASML seeks to comply with all relevant legislation, such as the Taiwanese Union Act and the Law Governing Collective Bargaining Agreements.

At ASML, the principle of free choice of employment is sacrosanct. It applies to every employee in every country we operate in. We adhere to the EICC Code of Conduct and expect our suppliers to also adhere to this code as well as other human rights principles (see also ‘Sustainable relationship with suppliers', in 'Partners'). We are in the process of updating our human rights policy to include the latest developments of the EICC Code of Conduct and to clarify in more detail what we expect from suppliers regarding human rights.

Our flex workers policy
We have a flexible labor model with a mix of fixed and flexible contracted labor in the Netherlands. This allows us to adapt to semiconductor market cycles, including support for potential 24/7 production activities as needed. Maximizing the flexibility of our technically-skilled workforce means we can shorten lead times, adding value for customers. Flexibility also reduces our working capital requirements.

In the Netherlands, we have four categories of sourced labor: flex ('temporary'), consultant, outsourcing on-site and outsourcing off-site. Overall, 16% of workers are flex workers.

Protecting our employees from working extra hours during peak times requires our constant attention. The character of our business often requires employees to work significant amounts of overtime and they are usually keen to do so because they feel responsible for finishing projects in time. It is our policy to follow local rules regarding working hours, except in cases where our own company standards are stricter and provide employees with additional protection as a result. Our company standards are based on the EICC norms. We monitor employee overtime and seek to raise awareness about our standards. We will continue to take measures to manage excessive overtime and this remains an important issue for management.

ASML Integrated Report 2016                    34

Exhibit 99.2

Community involvement
As a global technology leader and employer, ASML actively participates in the communities we operate in. By fostering close community ties we learn more about the world around us and raise awareness of our business, our industry and our interests. Our involvement in the community is also a way for us to fulfill our leadership role, as the community can benefit from our success and position.

Our community relations program, which falls under the remit of our CEO, is built on three pillars:

•	Making the local communities we operate in attractive places to live for our employees

•	Promoting and providing technical education in local communities to strengthen the knowledge infrastructure

•	Being a good corporate citizen and giving back to communities by supporting local charities and global education projects

Below table provides an overview of some of our community programs and what they have achieved.

Pillars	Key programs	Results

Making communities attractive places to live
•
We support and participate in initiatives to raise awareness of the needs of the Brainport Region Eindhoven, where many employees of ASML Netherlands live. We support organizations for international residents such as The Hub and the Expat Center.

•
Through our sponsoring program, we support several local initiatives and events

•
The Dutch government has recognized the unique and valuable contribution of the Brainport Region Eindhoven and is willing to invest in the cultural and international experience there

•
We provided finance for PSV Eindhoven football club, the GLOW light art exhibition and Muziekgebouw concert hall in Eindhoven. For GLOW, ASML invested in its own light installation that told the ASML story. Each year approx. 3,000 ASML employees visit PSV or Muziekgebouw. In 2016, we committed EUR 425,000 to our sponsoring program.

Strengthening local knowledge infrastructure
•
We help technology startups through our active role in the Eindhoven Startup Alliance, mostly supporting high-tech business initiatives

•
We grant ASML Makers Awards to help develop good ideas into concrete prototypes and prototypes into products

•
ASML supports the development of the Eindhoven region and Brainport area into one of the leading innovation centers in Europe

•
ASML provides an intensive technology promotion program aimed to increase the interest in technology (studies)amongst youngsters, and thereby to enlarge the local and regional talent pool and offer career opportunities that are well paid and fulfilling

•
We've seen several high-tech hardware startups thrive and some scale up to more mature business stages. We helped launch HighTechXL, an organization that supports hardware startup founders to grow their company, and our CEO joined its board.

•
At least four ideas granted the ASML Makers Award were brought to the next level. One has been made ready for market introduction and production.

•
ASML decided to support TU/e’s efforts on research activities in the new and highly innovative field of Integrated or Smart Photonics with an annual financial donation (of EUR 122,000) for 5 years

•
Examples of technology promotion activities in 2016 include organization of Girls' Day and Dutch Technology week, Korea Children Science Camp, ASML4Kids program (in the Netherlands and the United States) to promote technology education amongst students from primary and secondary schools. With our help, Dynamo, an organization working with young people in Eindhoven, set up 'tech playgrounds' where youngsters can experiment with robot mechanics and other technology.

Being a good corporate citizen and giving back to communities
•
Our volunteering policy allows ASML employees to do 8 hours of volunteering work annually during working hours
•
We provide financial support to projects related to education for underprivileged children and teenagers, mostly through the ASML Foundation

•
ASML employees in the Netherlands completed a total of 2,669 hours of volunteering in 2016
•
Over the past 14 years, we have spent over EUR 8 million supporting over 330 projects in 57 countries. See www.asmlfoundation.org for achievements by our charity of choice.

ASML Foundation

The ASML Foundation wants to increase the self-sufficiency of disadvantaged children through educational initiatives that develop their talents and help unlock their potential. Although closely linked to our company, the ASML Foundation operates independently. It is our charity of choice. In 2016, ASML donated EUR 550,000 to the ASML Foundation.

The ASML Foundation mainly supports projects in the regions where ASML operates: Asia, Europe and the U.S. In 2016, it supported 16 projects in eleven countries. For example, the projects the ASML Foundation supports in the U.S. mainly focus on prevention of school drop outs in underprivileged areas. Projects in Asia focus on education for girls to prevent child marriages and on vocational training for young people to help increase their self-sufficiency. In Europe, our projects focus on education for underprivileged children and children lacking in education that suits their specific needs.

We encourage our employees to support the ASML Foundation, either financially or through volunteer work.
For more information, see www.asmlfoundation.org.

ASML Integrated Report 2016                    35

Exhibit 99.2

People objectives

Theme	Objective	Target year	How we did

Talent management	Develop our employees to their full potential and enable them to contribute to the success of ASML by having 100% individual targets defined, mid-year reviews performed and updated high quality Development Action Plans	2016
The majority of employees have defined individual targets (98% PPM completion) and development action plans (92% DAP completion) in 2016. We strive for achieving 100% completion every year, but there are always specific cases of employees who cannot complete the PPM or DAP (due to for example illness or permitted leave). See below for the 2017 focus areas related to target setting and employee development.

Talent management	Systematically identify and develop future leadership through improved succession management, leadership development programs and cross-sector career moves: a. Further improve company-wide succession management, achieving 100% succession density	2016	See details about succession management in the text. Succession management will continue to be a priority in 2017.
	b. Continued Potential Acceleration programs and an enhanced leadership curriculum		See details about our ‘Potentials Acceleration’ programs in the text
	c. Facilitate stretched assignments and cross sectors career moves		Several cross-sector career moves have been realized in 2016. This remains a focus area also in 2017.
	d. Embed the result of leadership development programs ensuring that people get steering, context, coaching and mentoring		We have continued embedding the results of our leadership development programs and completed the activities planned for 2016. Leadership development remains a focus area in 2017.

Talent management	2017 focus areas a. Develop our employees to their full potential and enable them to contribute to our success by having individual targets aligned with the Business Priorities b. Systematically identify and develop future leadership through succession management, cross-sector/regional career moves and leadership development programs	2017

Talent management	Attrition rate high performers < overall employee attrition	2016 -2017	See table Key Performance Indicators below - our attrition rate of high performers is 1.7%, lower than our overall attrition rate of 3.9%

Talent management	Promotion rate of high performers > overall promotion rate	2016 -2017	See table Key Performance Indicators below - our high performers promotion rate is 35%, well above the overall promotion rate of 12%

Sustainable relationship with our people	Achieve an employee engagement score from our me@ASML engagement survey higher than 6.9	2016	See table Key Performance Indicators below - we achieved a score of 7.0

Sustainable relationship with our people	Achieve an employee engagement score from our me@ASML engagement survey at least equal to the peer benchmark group score	2017	We believe we are on track based on 2016 survey score

People KPIs

KPI	2014	2015	2016

Average engagement score me@ASML survey	6.9	n/a	7.0
Employee Attrition (in %)	3.6	4.2	3.9
Attrition rate of high performers	n/a	1.7	1.7
Promotion rate of high performers	n/a	n/a	35%
Overall promotion rate of employees	n/a	n/a	12%
% of PPM Completion	n/a	98%	98%
% of DAP Completion	> 85%	91%	92%

ASML Integrated Report 2016                    36

Exhibit 99.2

Partners

Operating at the cutting edge of the high-tech industry, we need to work closely with our customers and suppliers to achieve the innovations and operational excellence we strive for.

Sustainable relationship with our customers

Our top priority is to provide our customers with the best possible products and services. We work closely with them to ensure we understand their needs, priorities and challenges

VLSIresearch
10
BEST
SUPPLIERS
Customer Satisfaction

3rd Place

VLSI best suppliers of fab equipment 2016

Regular customer contact moments

75%

Overall customer loyalty score met our 2016 target

Sustainable relationship with suppliers

Key to ASML's success is its ability to build a world-class supplier network that enables us to concentrate on our core strengths and enables our suppliers to gain fair benefits from working with ASML

5,000
Suppliers

82%

82% of all product related spend is delivered by 50 suppliers

79%

Overall supplier relationship score met our 2016 target

€ 3.9 bil EUR

Total spend on supplier network

ASML Integrated Report 2016                    37

Exhibit 99.2

Sustainable relationships with customers
Our highest priority is to provide the best-possible products and services for our customers. We work closely with them to ensure we understand their needs, priorities and challenges. The high cost of new chip-making equipment and factories (‘fabs’) is a major incentive for building partnerships, sharing knowledge and risks, as well as aligning our investments in innovation with our customers.

Staying close to our customers
To support and sustain our partnerships with customers, we have a structure of regular customer meetings. In 2016, 10 Executive Review Meetings took place. At these events, members of our senior management, including board members, discussed business and general issues with customers. We also held 14 Technology Review Meetings, at which our senior technology experts and CTO discussed technological plans and requirements with customers. These meetings are an opportunity for customers to set out a roadmap for their technological requirements - such as shrinking chip size. The meetings help to ensure these goals are aligned with ASML’s future product plans, and help to identify and close gaps. As well as these important planning sessions, we also held around 40 face-to-face meetings between our board of management and customer representatives to discuss business.

In late 2015, we launched our new Voice of the Customer program, enabling our employees to hear first-hand about our customers’ needs and challenges. This is especially important for employees who do not normally have direct access to customers. To reach as many of our people as possible, the program uses different channels of communication: live presentations and Q&As with senior customer representatives; recorded customer interviews; online articles and personal engagement with customer representatives who are based near our offices in Veldhoven. In 2016, representatives of three customers were based near Veldhoven.

Our Customer Loyalty Survey is an important tool for gauging customer satisfaction and receiving feedback. Along with our Voice of the Customer program, the Customer Loyalty Survey helps us get customers' direct feedback in order to prioritize our activities in the coming year. The survey asks our customers to rate our performance and also presents them with a number of multiple-choice questions on the most important areas of improvement for our account teams and business lines. In 2016, the survey resulted in a satisfaction score of 75.4%. This means that we met our targeted 75% overall score, compared to 74.5% in our previous survey, conducted in 2014. The annual customer survey conducted by research specialists VLSI, showed ASML ranked 3rd on the list of best suppliers of chip-making equipment with a score of 8.9 (2015: 9.0). Our customer loyalty survey showed that customers asked that we focus on quality improvements, 'on product' performance in a high volume manufacturing environment, and providing timely solutions for install-base problems. We use survey feedback to improve our service. For example, the most recent survey encouraged us to step up our efforts to ensure customers receive spare parts at the right time and of the right quality, thereby minimizing the downtime of their chip-making operations.

Our customers frequently look to us to help them reduce the cost of ownership. This means they want us to help them lower the overall cost for each microchip manufactured. This occurs primarily by creating technology that allows for shrinking the device, which is why shrink and EUV technology are so important in ASML’s technology roadmap. It also occurs by reducing the cost of acquiring (CAPEX), operating and maintaining (OPEX) our chip-making machines. We made significant progress in the industrialization of EUV in 2016 to enable less costly patterning techniques in future nodes (see 'Innovation' in section 'Products and technology' for more details). We continued our program to upgrade our DUV immersion scanners, which enables customers to reuse their installed base, and through our Brion software, allowed them to take advantage of a faster and more efficient patterning process, thereby helping to reduce the overall cost of ownership. Finally, the launch of the YieldStar S350E metrology system has allowed customers to upgrade their current metrology platform.

ASML Integrated Report 2016                    38

Exhibit 99.2

Our Customer Co-Investment Program (CCIP) was announced in 2012, one aim of which was to accelerate the development of EUV technology. As the program was planned for five years, it will come to an end in 2017.

Sustainable relationships with suppliers
We rely heavily on our suppliers to develop, manufacture and deliver innovative parts for our machines, on time and with the right quality. It is our strategy to develop and manufacture parts and modules that are unique for lithography, both from a product and competence perspective. Development and production of other parts and modules are outsourced to suppliers. It is crucial that we build a world-class supplier network. One of our major priorities is to work with our suppliers to reduce the total cost of ownership of our machines, while meeting our challenging quality standards.

We execute risk assessments for all key suppliers annually, evaluating risk areas such as our suppliers’ financial health, performance issues, potential for supply disruptions (as a result of natural hazards or calamities), and situations where we depend on a single supplier for certain parts or modules. Whenever necessary, we mitigate these risks by adjusting our sourcing strategy. We also require our suppliers to meet standards regarding quality, logistics, technology, cost and sustainability (QLTCS). We evaluate our risk assessment and supplier profile methodology regularly and will continue to invest in evolving the norms underpinning the supplier profile to better meet industry requirements.

The sustainability criteria that we apply in this QLTCS assessment are based on the EICC Code of Conduct. Compliance is a prerequisite for doing business with ASML, and we actively pursue adherence to the EICC Code of Conduct by our suppliers. We execute supplier audits to address risks identified in the yearly risk assessment and to ensure suppliers deliver what we expect from them. To support our objective of a more extensive review of sustainability efforts at our business critical suppliers, we aim to audit them on sustainability over a three-year period. In cases of non-conformities to the standards, it is our policy to discuss steps to mitigate.

Electronic Industry Citizenship Coalition (EICC)

EICC members commit and are held accountable to a common Code of Conduct and utilize a range of EICC training and assessment tools to support continuous improvement in the social, environmental and ethical responsibility of their supply chains. See also www.eiccoalition.org.

In 2016, we continued efforts to improve the quality of products our suppliers deliver. In particular, we focused on ensuring that spare parts shipped to our customers meet the highest possible standards and function well upon arrival. To achieve this, we discussed with suppliers the importance of conducting additional quality checks before parts are shipped. We also collaborated with our suppliers to further develop our EUV machines, such as increasing the power of the EUV light source and further improving the quality of pellicles - the thin film protecting the mask or reticle used in EUV lithography.

ASML Integrated Report 2016                    39

Exhibit 99.2

We repeated the Supplier Relationship Survey in 2016. The overall rating score of our Supplier Relationship Survey was 79%, the same score as in 2015. We use survey results on individual topics to identify areas of improvement in our supplier interaction. Based on feedback from our 2015 Supplier Relationship Survey, we sought to ensure suppliers are better informed about our business plans (‘roadmaps’) and our customers’ expectations. Our second Supplier Relationship Survey, conducted in 2016, showed that this focus paid off. Suppliers reported that they benefit from improved interaction with ASML and have a better understanding of our long-term plans. To further improve our interaction, suppliers in the 2016 survey suggested we focus on more structured and regular business reviews and said they prefer continuity in our supplier management teams. We took steps to follow up on these recommendations. For instance, we have introduced a principle for account managers to remain in their position for at least three years - all other factors considered.

To strengthen our relationship with suppliers, we also held two separate Supplier Days in Veldhoven, one for our product related suppliers and one for our non-product related suppliers. For the product related Supplier Day, around 145 representatives of approximately 100 suppliers from around the world gathered to participate in workshops and attend presentations by our senior management, including our CEO and CTO, familiarizing themselves with our business strategy and targets.

“Call-2-Cash” initiative gives packaging material a second life

We believe we have a joint responsibility with our suppliers and customers to move towards a more circular economy. Re-use of parts and modules will lead to this necessary change in our business model. Our “Call-2-Cash” initiative facilitates the return and re-use of packing material and tooling, with help from our customers and suppliers. This enhances resource efficiency and reduces costs. We will monitor and report our progress on re-use of materials.

Conflict minerals
As of 2012, the Dodd-Frank Act in the United States (Section 1502) requires companies to publicly disclose their use of conflict minerals originating from the Democratic Republic of the Congo or a neighboring country. These include minerals mined under conditions of armed conflict and human rights abuses. The four main minerals concerned are tin, tantalum, tungsten and gold (also known as 3TG). We closely monitor use of these materials in our supply chain. For more details on our conflict minerals policy and report, see www.asml.com.

ASML Integrated Report 2016                    40

Exhibit 99.2

Partners objectives

Theme	Objective	Target year	How we did

Sustainable relationships with customers	Respond to customer feedback by improving the quality of spare parts upon arrival and addressing cost of ownership issues	2015 - 2017
Many initiatives taken at various levels within the organization to increase quality and address the cost of ownership issues (e.g. Account teams have received/ are receiving training on Cost of Ownership, Voice of the customer sessions, Quality as one of our Corporate Priorities)

Sustainable relationships with customers	Continue to strengthen executive alignment	2016-2017
In 2016, 10 Executive Review, 14 Technology Review and 40 face-to-face meetings took place in which members of our (technology) senior management, including board members, discussed business and general issues with customers

Sustainable relationships with customers	Drive 2014 loyalty survey issues to completion to achieve a 75% customer satisfaction survey score	2016	See table Key Performance Indicators below - we achieved our target of 75%

Sustainable relationships with customers	Additional emphasis on account teams driving customer quality issues through the organization	2016-2017	Account teams are supporting the Voice of the Customer sessions

Sustainable relationships with customers	Achieve top 3 ranking among suppliers of large semiconductor equipment	2016	ASML ranked 3rd on the list of best suppliers

Sustainable relationships with suppliers	Improve supplier relationship score compared to previous year	2016	The overall score remains the same at 79%, but the focus areas of improvement based on supplier feedback showed clear improvement

Sustainable relationships with suppliers	Improve suppliers’ insight into and alignment with ASML’s product and technology roadmaps	2016	This topic showed an improvement of 4% in this years survey from efforts taken to address 2015 survey improvement points

Sustainable relationships with suppliers	Supplier due diligence for non-business critical and new suppliers	2016-2017	We started a risk harmonization project with this topic included

Sustainable relationships with suppliers	More extensive review of sustainability efforts at our business critical suppliers	2016-2018	15 additional theme audits covering sustainability in 2016 compared to incorporating the sustainability element in regular supplier audits in previous years

Sustainable relationships with suppliers	Introduce revised supplier profiling to separate out performance, capability and risk indicators	2017-2018

Partners KPIs

KPI	2014	2015	2016

Supplier Relationship Survey (overall rating score)	n/a	78.9%	79.0%
Overall Loyalty Score (Customer Loyalty Survey)	74.5%	n/a	75.4%

VLSI Survey results
Large suppliers of chip-making equipment - score	8.9	9.0	8.9
Suppliers of FAB equipment - score	8.9	9.0	8.9
Technical leadership for lithography equipment - score	9.5	9.5	9.6

ASML Integrated Report 2016                    41

Exhibit 99.2

Operations

We are committed to working responsibly, safely and as efficiently as possible while minimizing our impact on the environment. We strive for operational excellence, to provide our customers with the best-possible products and service.

Employee safety

We encourage our employees to speak up whenever they encounter safety hazards. We believe all injuries and illnesses are preventable and are working towards a long-term ambition for zero incidents.

Safety Award UMC

67
Recordable incidents YTD

0.44
Recordable incident rate

The number of work-related injuries and illnesses, per 100 full-time workers

0
Fatalities

Environmental efficiency own operations

We aim to use 100% renewable electricity by 2020

Electronic Value Recovery Award

San Diego
151
Wilton
82
Linkou
37
661
931 TJ
Veldhoven

71%
Renewable electricity

ASML Integrated Report 2016                    42

Exhibit 99.2

Operational excellence
We have a long track record of innovation, having introduced several generations of leading-edge chip-making machines that help our customers realize their goal of producing ever smaller microchips (‘shrink’) at an affordable price. As a product matures, the buying criteria of our customers shift from technology to the cost of ownership and customer experience. This means they expect us to deliver these products faster and enhance their performance by reducing downtime, resolving problems quickly and efficiently, and reducing costs.

To meet these requirements, we have defined projects and programs to achieve operational excellence, and by making continuous improvements as our products mature. We aim to deliver products and services with the right quality, on time, at a competitive cost, in a safe work environment and with the optimum use of capital.

Some of our operational excellence projects and programs aim to ensure we design well-structured approaches to resolving operational issues. Others enhance the quality of our customers' experience with tailored options that meet their specific needs. We also have programs aimed at boosting the consistency of our products’ performance and ensuring they meet environmental and sustainability standards. For all such initiatives, our experts cooperate across our company to provide the best customer experience possible. Our performance indicators, linked to the operational excellence projects and programs, include delivery performance, product cost, capital required, sustainability, material quality, people availability and process capability.

In 2016 we started an Operational Excellence Program called Xtension, which looks at operational excellence for XT and Lean manufacturing, focusing on efficiency and reducing non-value adding steps. As operational excellence is a new theme (from our materiality assessment in 2016), we are in the process of defining which performance indicators to report externally from 2017.

Environment, Health and Safety (EHS)
Employee health and safety is crucial to creating a trusted working environment, where our employees feel respected and can thrive. Our health and safety policy is based on the premise that all workplace-related injuries and illnesses are preventable.

As the pace of innovation at ASML is high and the working environment can quickly change, we encourage our employees to be alert to their working environment and to ask questions and suggest solutions when they encounter environmental, safety or health-related hazards. Speaking up, collaboration and continuous improvement are the cornerstones of our safety culture. To enhance environmental efficiency, we aim to find a balance between investing in the performance of our operations, while at the same time minimizing the disposal of waste and ensuring a secure and sustainable supply of water, energy and other resources. We support the concept of the circular economy.

Our long-term EHS ambitions are zero emissions and zero incidents. We are working to eliminate CO2 emissions by ensuring all of our electricity usage will be ‘green’ by 2020. Other measures include the implementation of safety programs, and energy-, water- and waste-saving projects.

How we manage EHS
Our managers are responsible for day-to-day environment, health and safety management, with processes and policies set and overseen by the Corporate EHS Committee, a subcommittee of our Corporate Risk Committee. All employees can access our global online EHS incident reporting tool. It is mandatory to report incidents and unsafe/near-miss situations because this is the first step towards improving our environmental, health and safety performance. We investigate all incidents to determine the root causes and take corrective actions to prevent them from recurring.

Our EHS Competence Center gathers the best-known practices on EHS standards and policies and helps managers across the business to implement them. Our EHS management system is certified for ISO 14001 and our ambition is to comply with the ISO 45001 standard. The scope of our ISO 14001 certification is as follows: worldwide design, development, sales, manufacturing, marketing and product support of advanced systems used for semiconductor lithography (excluding Cymer). We offer EHS training to employees to enhance their awareness and to familiarize them with EHS standards. In addition, we organize regular ‘safety contacts’ - regular safety discussions between managers and employees while they are performing certain tasks. This is an effective method for identifying and controlling incidences of unsafe exposure. The safety contacts are designed to increase safety awareness and behavior and in addition provide regular channels for discussing safety-related topics.

In 2016 we adopted a new process to register EHS-related incidents, based on the United States Occupational Health and Safety Act (OHSA). As most companies in our industry already use these incident registration standards, OHSA makes it easier to compare our safety record with our industry peers. Our target for 2016 was to achieve a ‘recordable incident rate’ of 0.33. With a recordable incident rate of 0.44 we did not meet this target, but we are below the level for the U.S. semiconductor industry in 2015 (1.1). As our ambition is zero incidents, we will pursue our improvement actions in the next year(s). There were no work-related fatalities recorded in 2016, in line with previous years.

ASML Integrated Report 2016                    43

Exhibit 99.2

We changed the way we monitor the work permits of our facility management contractors, to better ensure they meet safety requirements when working at our premises in Veldhoven. We also formulated five standard safety rules earmarked for specific operations, such as cleaning our EUV light source vessels, based on international rules for managing high-risk operations. We organized a worldwide ‘Have a safe day’ campaign to encourage discussion on safety issues. The Taiwan Customer Support team received the UMC Safety Award from UMC Fab12A management. This special honor is presented annually to the best equipment supplier whose excellent safety performance supports UMC.

As part of our goal to only use electricity from renewable sources by 2020, we are contributing to Guarantee of Origin (GO2) projects. One example is a Kambo Energi hydroelectric station in the Norwegian region of Hordaland, which ASML is providing funding for via GO2.

We improved energy efficiency through the launch of our new clean room building in Veldhoven, which meets strict energy efficiency standards. This new building uses so called 'adiabatic' humidification instead of steam humidification, as well as recovering waste heat from chillers. These initiatives yield considerable natural gas savings compared to more traditional methods in existing buildings. ASML recycled more electronic material in 2015 compared to previous years, which in 2016 resulted in an award from our recycling partner for “Electronic Value Recovery and Sustainability”.

In 2016, several regulatory inspections were carried out at our locations across the world. We did not incur any significant EHS-related sanctions and fines. ASML applied for all legal EHS permits required for its operations and our EHS staff regularly check whether we comply with relevant EHS regulations and standards. Three environmental incidents in 2016 were reported via our worldwide incident reporting tool. None of these incidents had a significant environmental impact.

We plan to introduce the International Safety Rating System (ISRS) to measure the maturity level of our EHS management system.

Safety project ‘Have a safe day’

ASML organized a worldwide ‘Have a safe day’ campaign on Friday, May 13, 2016 at all our production facilities and customer services offices. The main message of this initiative was to encourage each and every ASML employee to remember, report and take responsibility for safety.

EHS objectives

Theme	Objective	Target year	How we did

Employee safety	Reduce recordable incident rate by 15% compared to average of previous 3 years	2016	We are working to improve this as our recordable incident rate of 0.44 didn't meet our target of 0.33.

Environmental efficiency own operations	100% Renewable electricity	2020	We are on track since we achieved a 71% renewable electricity level in 2016.

Environmental efficiency own operations	10% Energy savings through projects	2020	We achieved 35.1 TJ in energy savings in 2016 (3%). Our target for 2020 is to achieve an energy saving of 111 TJ (10% of our 2015 energy consumption).

Environmental efficiency own operations	5% Waste savings through projects	2020	We achieved waste savings of 1.2% in 2016. Our target for 2020 is to achieve waste savings of 5% of our waste generated in 2015.

KPIs EHS

KPI	2014	2015	2016

Recordable incident rate[3]	n/a	n/a	0.44
% Renewable electricity (of total electricity purchased)[4]	n/a	n/a	71%
Energy savings WW through projects (in TJ)[5]	n/a	n/a	35.1
Waste savings WW through projects (in %)[5]	n/a	n/a	1.2%

[3]	As from 2016 we use OHSA guidelines and therefore data previously reported in 2014 and 2015 is not comparable and not included here.

[4]	This is a new indicator in 2016.

[5]	In 2016 we started a new master plan period which terminates in 2020 and where we report our cumulative savings projects.

ASML Integrated Report 2016                    44

Exhibit 99.2

Facts and figures

ASML Integrated Report 2016                    45

Exhibit 99.2

Financing and capital return policy
Policy on liquidity
ASML seeks to ensure that our principal sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles. Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our current requirements, including our expected capital expenditures and repayment obligations in 2017. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

Return policy
We aim to pay an annual dividend that will be stable or growing over time. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws.

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
For 2016, a proposal to declare a dividend of EUR 1.20 per ordinary share will be submitted to the 2017 AGM.
On January 20, 2016 we announced our intention to repurchase approximately EUR 1.5 billion of our own shares within the 2016-2017 timeframe. This program includes an amount of approximately EUR 0.5 billion remaining from the prior share repurchase program, announced January 21, 2015. We intend to cancel the shares upon repurchase. In the light of the acquisition of HMI and the announced investment in Carl Zeiss SMT, we have paused the share buyback program. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time.

For more information on our financing and capital return policy, see our Annual Report on Form 20-F.

ASML Integrated Report 2016                    46

Exhibit 99.2

Tax strategy and transparency
Our tax strategy is based on a well-defined set of principles and internationally accepted standards. Tax is a subject of growing interest to our stakeholders, so we strive for transparency in the way we report and pay our taxes.

We derive our tax principles from our Code of Conduct and our Business Principles. The code, business principles and our tax principles guide how we report and pay tax in the countries we operate in, including profit tax, trade taxes and income tax.

ASML strives to report and pay taxes in accordance with all relevant tax laws and regulations. We will comply with the letter and spirit of these laws and regulations, meaning that we are committed to complying not only with the detail of the relevant laws, but also their intent.

Profit allocation
Our worldwide profits are allocated to the various countries in which ASML operates based on the value created by ASML’s business in those jurisdictions. ASML’s allocation method is based on internationally accepted standards as published by the Organization for Economic Cooperation and Development (OECD), as well as relevant rules and regulations in the local jurisdictions where we operate.

Around 70% of our taxable income is in the Netherlands because the vast majority of our research, design and manufacturing activities are based there. The income from other activities, such as regional equipment sales and after-sales support, is subject to taxation in the countries where these activities take place, the main ones being the United States, Hong Kong, South Korea, Taiwan, Singapore and Japan.

Timely and complete compliance
We aim to file all the required tax-relevant returns with the appropriate tax authorities in a timely and complete manner. To ensure this happens, tax returns are monitored through ASML’s corporate control framework and comprehensive tax control frameworks. The control frameworks are regularly reviewed and tested. Furthermore, ASML aims for timely payment of taxes to the relevant authorities.

ASML strives for open and constructive dialogue with tax authorities, disclosing all relevant facts and circumstances. We aim to be clear about all aspects pertaining to our tax position and to share these in a transparent manner, fostering a relationship of honesty and certainty with the tax authorities.

Tax governance
Our Tax department works under the supervision of our Board of Management. The Audit Committee of ASML’s Supervisory Board reviews our tax strategy and also regularly confers with our tax professionals to discuss tax policies and the impact of tax laws and regulations on ASML.

In 2016 we closely followed developments regarding the implementation of local legislation and regulations concerning the Action Plan on Base Erosion and Profit Shifting (BEPS), issued by the OECD in 2015 to combat tax avoidance. The action plan led to proposed new legislation in several countries where we operate. Parts of the action plan are currently being carried out in some of these countries. In Europe, BEPS implementation is to be coordinated through directives from the European Union (EU). Among the proposals is the anti-tax avoidance directive (ATAD), which the EU adopted in June 2016. In 2016, the EU also issued a proposal for country by country reporting and published so-called ‘notices’ on the exchange of information and state aid through rulings. None of these directives and proposals are expected to have an adverse effect on ASML’s effective tax rate. The OECD BEPS implementation may reduce ASML’s current benefits under the Dutch tax deductions for R&D investments (the so-called ‘Innovation box’) from January 2017 onwards.

We discuss potential tax risks and our tax position with the Audit Committee. In the Netherlands, we participate in a cooperative compliance program.

ASML Integrated Report 2016                    47

Exhibit 99.2

Summary of Financial Statements
Consolidated Statements of Operations

Year ended December 31	2014	2015	2016
(in thousands, except per share data)	EUR	EUR	EUR

Net system sales	4,242,790	4,237,183	4,571,118
Net service and field option sales	1,613,487	2,050,192	2,223,634

Total net sales	5,856,277	6,287,375	6,794,752
Cost of system sales	(2,335,512)	(2,212,965)	(2,389,160)
Cost of service and field option sales	(924,391)	(1,178,666)	(1,361,112)

Total cost of sales	(3,259,903)	(3,391,631)	(3,750,272)

Gross profit	2,596,374	2,895,744	3,044,480
Other income	81,006	83,200	93,777
Research and development costs	(1,074,035)	(1,068,077)	(1,105,763)
Selling, general and administrative costs	(321,110)	(345,732)	(374,760)

Income from operations	1,282,235	1,565,135	1,657,734
Interest and other, net	(8,600)	(16,515)	33,644

Income before income taxes	1,273,635	1,548,620	1,691,378
Provision for income taxes	(76,995)	(161,446)	(219,484)

Net income	1,196,640	1,387,174	1,471,894

Basic net income per ordinary share	2.74	3.22	3.46
Diluted net income per ordinary share [1]	2.72	3.21	3.44
Number of ordinary shares used in computing per share amounts
Basic	437,142	430,639	425,598
Diluted [1]	439,693	432,644	427,684

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML Integrated Report 2016                    48

Exhibit 99.2

Consolidated Balance Sheets

As of December 31	2015	2016
(in thousands, except share and per share data)	EUR	EUR

Assets
Cash and cash equivalents	2,458,717	2,906,868
Short-term investments	950,000	1,150,000
Accounts receivable, net	803,696	700,206
Finance receivables, net	280,523	447,384
Current tax assets	19,080	11,622
Inventories, net	2,573,730	2,780,878
Deferred tax assets [1]	133,131	—
Other assets	488,824	560,471
Total current assets	7,707,701	8,557,429

Finance receivables, net	124,036	117,232
Deferred tax assets [1]	29,012	34,940
Other assets	450,882	612,305
Goodwill	2,624,552	4,873,894
Other intangible assets, net	738,170	1,322,924
Property, plant and equipment, net	1,620,678	1,687,237
Total non-current assets	5,587,330	8,648,532

Total assets	13,295,031	17,205,961

Liabilities and shareholders’ equity
Accounts payable	527,894	593,197
Accrued and other liabilities	2,566,593	2,236,012
Current tax liabilities	3,654	201,930
Current portion of long-term debt	4,211	247,672
Provisions	2,441	1,785
Deferred tax liabilities [1]	2,379	—
Total current liabilities	3,107,172	3,280,596

Long-term debt	1,125,474	3,071,793
Deferred and other tax liabilities [1]	256,740	396,837
Provisions	2,445	20,524
Accrued and other liabilities	414,369	615,730
Total non-current liabilities	1,799,028	4,104,884

Total liabilities	4,906,200	7,385,480

Commitments and contingencies	—	—

Cumulative Preference Shares; EUR 0.09 nominal value;
700,000,000 shares authorized at December 31, 2016 and 2015;
none issued and outstanding per December 31, 2016 and 2015	—	—

Ordinary Shares B; EUR 0.01 nominal value;
9,000 shares authorized at December 31, 2016 and 2015
none issued and outstanding per December 31, 2016 and 2015	—	—

Ordinary shares; EUR 0.09 nominal value;
699,999,000 shares authorized at December 31, 2016;
429,941,232 issued and outstanding at December 31, 2016;
699,999,000 shares authorized at December 31, 2015;
427,986,682 issued and outstanding at December 31, 2015;
Issued and outstanding shares	38,786	39,391
Share premium	3,070,332	3,693,587
Treasury shares at cost	(476,922)	(796,173)
Retained earnings	5,284,315	6,282,504
Accumulated other comprehensive income	472,320	601,172
Total shareholders’ equity	8,388,831	9,820,481

Total liabilities and shareholders’ equity	13,295,031	17,205,961

1.
As of January 1, 2016, ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.

ASML Integrated Report 2016                    49

Exhibit 99.2

Consolidated Statements of Cash Flows

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR

Cash Flows from Operating Activities
Net income	1,196,640	1,387,174	1,471,894
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization [1]	254,644	296,884	356,928
Impairment	10,528	2,287	3,466
Loss on disposal of property, plant and equipment [2]	3,502	1,630	5,233
Share-based payments	63,380	59,070	47,701
Allowance for doubtful receivables	133	3,870	3,161
Allowance for obsolete inventory	162,821	211,801	73,035
Deferred income taxes	(59,050)	45,349	(580)
Changes in assets and liabilities:
Accounts receivable	(164,850)	243,097	187,427
Finance receivables	51,132	(145,278)	(156,140)
Inventories [2],[3]	(293,404)	(87,777)	(43,662)
Other assets	(112,424)	(146,272)	(152,905)
Accrued and other liabilities	36,524	235,446	(273,930)
Accounts payable	(136,192)	(77,090)	50,917
Current income taxes	11,822	(4,611)	93,361
Net cash provided by operating activities	1,025,206	2,025,580	1,665,906

Cash Flows from Investing Activities
Purchase of property, plant and equipment [3]	(358,280)	(371,770)	(316,338)
Purchase of intangible assets	(2,952)	(1,108)	(8,384)
Purchase of short-term investments	(504,756)	(950,000)	(2,520,000)
Maturity of short-term investments	849,776	334,864	2,320,000
Cash from (used for) derivative financial instruments	—	(171,899)	(15,034)
Loans issued and other investments	—	—	(7,427)
Acquisition of subsidiaries (net of cash acquired)	—	—	(2,641,295)
Net cash used in investing activities	(16,212)	(1,159,913)	(3,188,478)

Cash Flows from Financing Activities
Dividend paid	(267,962)	(302,310)	(445,865)
Purchase of treasury shares	(700,000)	(564,887)	(400,000)
Net proceeds from issuance of shares [4]	39,679	33,230	582,742
Net proceeds from issuance of notes [5]	—	—	2,230,619
Repayment of debt	(4,128)	(3,639)	(4,739)
Tax benefit (deficit) from share-based payments	3,972	3,660	882
Net cash from (used in) financing activities	(928,439)	(833,946)	1,963,639

Net cash flows	80,555	31,721	441,067
Effect of changes in exchange rates on cash	8,238	7,509	7,084
Net increase in cash and cash equivalents	88,793	39,230	448,151
Cash and cash equivalents at beginning of the year	2,330,694	2,419,487	2,458,717
Cash and cash equivalents at end of the year	2,419,487	2,458,717	2,906,868
Supplemental Disclosures of Cash Flow Information:
Interest and other paid	(42,439)	(43,710)	(55,688)
Income taxes paid	(124,325)	(126,908)	(115,856)

1.
In 2016, depreciation and amortization includes EUR 290.8 million of depreciation of property, plant and equipment (2015: EUR 243.0 million, 2014: EUR 209.5 million), EUR 63.5 million of amortization of intangible assets (2015: EUR 51.2 million, 2014: EUR 43.9 million) and EUR 2.6 million of amortization of underwriting commissions and discount related to the bonds and credit facility (2015: EUR 2.7 million, 2014: EUR 1.2 million).

2.
In 2016, an amount of EUR 22.8 million (2015: EUR 72.7 million, 2014: EUR 30.7 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details, see Note 12 in the Annual Report on Form 20-F.

3.
In 2016, an amount of EUR 21.6 million (2015: EUR 91.0 million, 2014: EUR 95.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details, see Note 12 in the Annual Report on Form 20-F.

4.
Net proceeds from issuance of shares includes an amount of EUR 536.6 million which is included in the consideration transfered for the acquisition of HMI. For further details see Note 2 in the Annual Report on Form 20-F.

5.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 2,230.6 million (net of incurred transaction costs) from the issuance of our EUR 500 million 0.625 percent senior notes due 2022, our EUR 1,000 million 1.375 percent senior notes due 2026 and our EUR 750 million 1.625 percent senior notes due 2027.

ASML Integrated Report 2016                    50

Exhibit 99.2

Non-financial indicators

Governance
Theme	Description	2014	2015	2016	Comments

Business ethics and compliance	Number of concerns	132	194	195
Business ethics and compliance	Number of ethics complaints	2	4	1
Business ethics and compliance	Number of claims of violation of anti-trust and monopoly legislation	—	—	—

Products and technology
Theme	Description	2014	2015	2016	Comments

Knowledge Management	Number of technical training hours per FTE	13	14	16	This increase is the result of the maturity of the technical training center with more training courses offered over previous years
Knowledge Management	Number of technical training hours per FTE - Male	13	14	19
Knowledge Management	Number of technical training hours per FTE - Female	14	15	16

		TWINSCAN NXT:1970Ci	TWINSCAN NXT:1980Di	n/a
Product Stewardship	Throughput (wafers per hour)	250	275	n/a
Product Stewardship	Measured energy efficiency (kWh / waferpass) [1]	0.51	0.51	n/a	No new NXT system has been introduced in 2016, therefore there is no new measurement in 2016

Product safety & compliance	Percentage of product types shipped that have a SEMI S2 Safety Guidelines compliance report	n/a	100%	100%
Product safety & compliance	Number of (significant) fines and monetary value of significant fines for non-compliance with product design related laws and regulations	—	—	—

[1]
Machine energy efficiency is measured according to the new SEMI S23 standard, and scaled to 100% availability of our systems. SEMI S23 Guide for Conservation of Energy, Utilities, and Materials Used by Semiconductor Manufacturing Equipment prescribes a method to collect, analyze, and report energy-consuming semiconductor manufacturing equipment utility data.

ASML Integrated Report 2016                    51

Exhibit 99.2

People
Theme	Description

		Total ASML			Asia			Europe			U.S.
Talent Management	Number of FTEs (payroll and temporary)	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	Payroll employees (in FTE)	11,318	12,168	13,288	2,377	2,518	2,878	6,085	6,574	7,046	2,856	3,076	3,364
	Female (in %)	12	13	13	13	12	12	12	13	13	13	13	14
	Male (in %)	88	87	87	87	88	88	88	87	87	87	87	86

	Temporary employees (in FTE)[2]	2,754	2,513	2,622	14	30	57	2,507	2,249	2,328	233	234	237
	Female (in %)	13	14	14	93	83	54	12	13	13	16	13	14
	Male (in %)	87	86	86	7	17	46	88	87	87	84	87	86

	Total number of employees (in FTE)	14,072	14,681	15,910	2,391	2,548	2,935	8,592	8,823	9,374	3,089	3,310	3,601

		Total ASML			Asia			Europe			U.S.
Talent Management	Number of payroll FTEs (split in full-time and part-time)	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	Full-time employees (in FTE)	10,559	11,349	12,368	2,376	2,517	2,875	5,333	5,762	6,134	2,850	3,070	3,359
	Female (in %)	11	11	12	13	12	12	9	9	10	13	13	14
	Male (in %)	89	89	88	87	88	88	91	91	90	87	87	86

	Part-time employees (in FTE)	759	819	920	1	1	3	752	812	912	6	6	5
	Female (in %)	37	35	35	—	—	29	36	35	35	66	47	37
	Male (in %)	63	65	65	100	100	71	64	65	65	34	53	63

	Total number of employees (in FTE)	11,318	12,168	13,288	2,377	2,518	2,878	6,085	6,574	7,046	2,856	3,076	3,364

		Total ASML			Asia			Europe			U.S.
Sustainable relationship with our people	Employee attrition (in FTE)	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	Number of involuntary employee attrition	98	140	151	16	18	18	52	63	76	30	59	57
	Number of voluntary employee attrition	292	319	342	82	99	99	79	79	99	131	141	144
	Total	390	459	493	98	117	117	131	142	175	161	200	201

	Gender
	Female	64	89	86	12	24	23	26	28	24	26	37	39
	Male	326	370	407	86	93	94	105	114	151	135	163	162
	Total	390	459	493	98	117	117	131	142	175	161	200	201

	Age group
	< 30	57	79	80	21	28	32	16	21	19	20	30	29
	30 - 50	233	268	302	72	85	77	89	87	120	72	96	105
	> 50	100	112	111	5	4	8	26	34	36	69	74	67
	Total	390	459	493	98	117	117	131	142	175	161	200	201

[2]	For U.S. 2016, 111 gender unknown, as in the U.S. temporary employees are not required to provide their gender.

ASML Integrated Report 2016                    52

Exhibit 99.2

People
Theme	Description

		Total ASML			Asia			Europe			U.S.
Sustainable relationship with our people	Number of new hires payroll employees (in FTEs)	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	Number of new hires	1,353	865	1,156	310	293	507	614	256	324	429	316	325
	Rate of new hires (in %)	12	7	9	13	12	18	10	4	5	15	10	10

	Gender [3]
	Female	210	148	213	39	31	74	104	63	76	67	54	64
	Male	1,121	717	943	271	262	433	510	193	248	340	262	261
	Total	1,331	865	1,156	310	293	507	614	256	324	407	316	325

	Age group [4]
	< 30	465	349	531	184	174	343	197	66	95	84	109	93
	30 - 50	667	465	565	116	118	158	386	176	213	165	171	194
	> 50	71	51	58	2	1	6	31	14	16	38	36	36
	Total	1,203	865	1,154	302	293	507	614	256	324	287	316	323

Diversity & inclusion		Gender				Age group
	Male/female in managerial positions (in headcount)	Female	Male	Total	< 30	30 - 50	>50	Total
	Supervisory Board	3	5	8	—	1	7	8
	Board of Management	—	5	5	—	1	4	5
	Senior Management	27	301	328	—	175	153	328
	Middle Management	133	1,405	1,538	1	1,064	473	1,538
	Junior Management	58	511	569	9	474	86	569
	Other	1,417	8,186	9,603	1,526	6,623	1,454	9,603

[3]	For U.S. 2014, 22 unknown.

[4]	For Asia 2014, 8 unknown and for U.S. 2014, 142 unknown. For U.S. 2016, 2 unknown.

ASML Integrated Report 2016                    53

Exhibit 99.2

People
Theme	Description	2014	2015	2016	Comments

Talent Management	Number of scholarships	n/a	54	50

Talent Management	Number of non-product related training hours per FTE
	Female	19	14	13
	Male	11	11	9
	Total	12	11	9

Talent Management	Nomination courses: Leadership Development Programs				This is a new indicator for 2016
	Number of training hours	n/a	n/a	22,789
	Number of employees attending (unique)	n/a	n/a	323

Diversity & inclusion	Workforce by gender male / female (in %)
	Female	12%	13%	13%
	Male	88%	87%	87%
	Total	100%	100%	100%

Diversity & inclusion	Number of nationalities working for ASML [5]
	Asia	24	23	22
	Europe	67	86	90
	U.S.	58	59	71
	Total ASML	88	97	105

Diversity & inclusion	Foreign nationals working for ASML (in %)
	Asia	7	6	5
	Europe	20	21	22
	U.S.	17	17	20
	Total ASML	17	17	18

Sustainable relationship with our people	Absenteeism (in %)
	Asia [6]	0.6	0.7	0.4
	Europe	2.3	2.1	2.3
	U.S.	1.2	1.4	1.5

[5]	The figures for 2015 and 2016 include payroll and temporary employees. Due to the degree of uncertainty of the data in 2014, temporary employees are not included in the 2014 numbers.

[6]	In some Asian countries sick leave is regarded as annual leave, hence illness-related absenteeism is recorded as 0%.

ASML Integrated Report 2016                    54

Exhibit 99.2

People
Theme	Description	2014	2015	2016	Comments

Labor relations	Percentage of employees covered by collective bargaining agreements	50%	51%	50%

Fair remuneration	Ratio of base salary of women to men
	Senior Management	n/a	105%	106%
	Middle Management	n/a	97%	98%
	Non-management	n/a	99%	99%

	Ratio of total cash of women to men
	Middle Management	n/a	97%	97%

Community involvement	Number of students met	n/a	n/a	1,637	This is a new process/indicator from 1 July 2016
Community involvement	Time investment of volunteers (in hours) - Technology promotion and Campus promotion	n/a	n/a	1,789	This is a new process/indicator from 1 July 2016
Community involvement	Time investment of volunteers (in hours) - Community Involvement	n/a	n/a	2,669	This is a new process/indicator from 1 January 2016
Community involvement	Cash commitments - Charity (x 1,000 EUR)	463	551	635
Community involvement	Cash commitments - Sponsorship (x 1,000 EUR)	311	491	425

Partners
Theme	Description	2014	2015	2016	Comments

Sustainable relationship with suppliers & Responsible supply chain	Total number of supplier audits executed	99	101	126	Partially driven by the commitment of additional Sustainability audits

ASML Integrated Report 2016                    55

Exhibit 99.2

Operations
Theme	Description	2014	2015	2016	Comments

Employee safety	Number of incidents resulting in personal injury/illness [7]	n/a	n/a	251	As from 2016 we use OHSA guidelines and therefore data previously reported in 2014 and 2015 is not comparable and not included here
Employee safety	Lost workday rate	n/a	n/a	0.2
Employee safety	Severity rate	n/a	n/a	3.6

Environmental efficiency own operations	Energy consumption (in TJ)	1,011	1,106	1,297
Environmental efficiency own operations	Water consumption (in m3)	713	745	896	The increase is related to the increased production activity of our NXE machines in Veldhoven
Environmental efficiency own operations	Waste generated (in 1,000kg)	3,751	5,287	3,895	The decrease is related to a one-off item in 2015 when 2,600 tons of soil was removed as nonhazardous waste offset by an increase in construction waste in Veldhoven
Environmental efficiency own operations	- Nonhazardous waste	3,325	4,987	3,583
Environmental efficiency own operations	- Hazardous waste	426	300	312
Environmental efficiency own operations	Number and monetary value of significant fines and sanctions filed for non-compliance with environmental laws and regulations	—	—	—

Environmental efficiency own operations	CO2 footprint (in kton) made up of:	41.7	37.2	45.9
	CO2 footprint - direct scope 1 (in kton)	19.1	21.4	20.4
	CO2 footprint - indirect scope 2 (in kton)	22.6	15.8	25.5

[7]
The online EHS incident reporting tool was implemented at Cymer Light Source (CLS) on August 1, 2016, so not all CLS incidents for the indicator # of incidents resulting in personal injury and illness may be included in 2016.

ASML Integrated Report 2016                    56

Exhibit 99.2

Stakeholder engagement
We communicate with our stakeholders through various channels (see table below) and at a variety of levels. Below is an overview of our main stakeholder groups, the way we communicate with them and an overview of the topics most relevant to them.

Stakeholder	Main communication channels	Most relevant topics

Customers
•
Customer Loyalty Survey
•
Direct interaction via account teams and zone quality managers
•
Voice of the customer auditorium sessions
•
Bi-annual Technology Review Meetings (between our major customers, ASML's CTO, product managers and other ASML executives) and Executive Review Meetings (between ASML executives and major clients)
•
Different technology symposia and special events
• Innovation • Talent management • Operational excellence • Sustainable relationship with customers

Shareholders
•
Direct interaction with the Investor Relations department (e.g. financial results conference calls, investors visits to ASML in Veldhoven - NL, visits to investors during roadshows)
•
Annual General Meeting of shareholders
•
Investor Day
•
Different investor conferences
•
Various sustainability self-assessments and survey feedback

•
Financial performance & financing and capital return policy
•
Innovation & Knowledge management
•
Talent management & Relationship with our people
•
Business risk & business continuity
•
Business ethics & compliance
•
Tax strategy and transparency

Employees [1]
•
Employee satisfaction survey
•
Feedback from online training programs (e.g. ethics/Code of Conduct and EHS)
•
Works council
•
Young ASML [2], Women@ASML, Seniors@ASML, Pink ASML [3]
•
Intranet articles
•
Onboarding sessions for new employees
•
Lunches with board members
•
All-employee meeting
•
Senior Management meetings
•
Departmental meetings
• Innovation • Talent management • Operational excellence • Sustainable relationship with our people • Diversity & inclusion

Suppliers	• ASML’s supplier days • Supplier Relationship Survey • Direct interaction via supplier account teams / procurement account managers • Supplier audits	• Sustainable relationship with suppliers • Sustainable relationship with customers • Innovation • Business risk & continuity

Society
a. Industry peers	• SEMI meetings • EICC meetings and workgroups • FME[4] events and meetings	• Talent management • Community involvement • Innovation • Environmental efficiency own operations
b. Governments [5]	• Meetings with municipalities and regional and national government officials • EU joint technology initiatives
c. Universities	• ASML scholarship programs • Internships • Partnerships with universities and institutes (e.g. in the Netherlands, Korea, Taiwan) • Labor market communication program
d. Local Communities & Other	• Neighbor Evening • Brainport [6] • StartupDelta initiative • Jet-Net • Dutch technology week • Company visits • Meetings with various schools and local cultural institutions (e.g. in the Netherlands and U.S.)

1    Including Works Council and unions.
2    Internal platform that aims to connect, develop, and support young professionals within ASML via social and professional initiatives.
3    Internal platform that aims to contribute to making ASML a safe and great place to work, which explicitly welcomes diversity in gender expression and sexual orientation.
4    FME is a Dutch organization that represents employers and businesses in the technology industry.
5    Including regulatory bodies in the countries where ASML operates and municipalities.
6    Brainport Eindhoven Region (NL) is an innovative technology region, home to world-class businesses, knowledge institutes, and research institutions.

ASML Integrated Report 2016                    57

Exhibit 99.2

Sustainable Development Goals
Our strategy is in line with 9 of the 17 Sustainable Development Goals (SDG) defined by the United Nations. The table below outlines the link between the SDGs and our policies, objectives and performance indicators.

ASML policies, objectives and performance indicators	SDG3 Good health and well-being	SDG4 Quality education	SDG5 Gender equality	SDG7 Affordable and clean energy	SDG8 Decent work and economic growth	SDG9 Industry, innovation and infrastructure	SDG11 Sustainable cities and communities	SDG12 Responsible consumption and production	SDG16 Peace and justice Strong institutions

Products and technology
Talent management - number of non-technical training hours
Innovation - R&D investments
Product stewardship - Circular economy

People
Sustainable relationship with our people - Vitality program
Knowledge management - number of technical training hours
Community involvement - ASML Foundation: empowering through Education
Fair remuneration - Ratio of base salary and total cash of women to men
Diversity & inclusion - Male/female in managerial positions

Operations
Environmental efficiency own operations - 100% Renewable electricity by 2020
Employee safety - Reduce recordable incident rate by 15% compared to average of previous 3 years
Environmental efficiency own operations - 5% waste savings

Governance & How we create value
How we create value - impact on employment creation
Business ethics & compliance - Speak Up policy, Anti-Bribery and Corruption Policy

ASML Integrated Report 2016                    58

Exhibit 99.2

Our Supervisory Board and Board of Management

Antoinette (Annet) P. Aris (1958) term expires 2019 Member of Technology and Strategy Committee and Remuneration Committee
Ms. Aris was appointed to our SB in April 2015. Ms. Aris is Adjunct Professor of Strategy at INSEAD, France, a position she has held since 2003. From 1994 to 2003 Ms. Aris was a partner at McKinsey & Company in Germany. Ms. Aris was a member of the Board of Directors of Sanoma Oyj until April, 2015 and a member of the supervisory board of Kabel Deutschland AG until July, 2015. Currently, Ms. Aris is a Non-Executive Director of Thomas Cook Plc. and a member of the supervisory boards of ProSiebenSat.1 AG, Jungheinrich AG and ASR Nederland N.V.

Clara (Carla) M.S. Smits-Nusteling (1966) term expires 2017 Member of the Audit Committee
Ms. Smits-Nusteling was appointed to our SB in April 2013. Ms. Smits-Nusteling was CFO and a member of the Board of Management of Royal KPN N.V. Ms. Smits-Nusteling also held several finance and business related positions at Royal KPN N.V. and PostNL. Currently, Ms. Smits-Nusteling is a Non-Executive Director of the Board of Tele2 AB, a member of the Management Board of the Foundation Unilever N.V. Trust Office, Non-Executive Director of the Board of Directors of Nokia Corporation and lay judge of the Enterprise Court of the Amsterdam Court of Appeal.

Douglas A. Grose (1950) term expires 2017 Vice Chairman, Member of the Technology and Strategy Committee and Selection and Nomination Committee
Mr. Grose was appointed to our SB in April 2013. Mr. Grose was CEO of GlobalFoundries. Mr. Grose also served as senior vice president of technology development, manufacturing and supply chain for AMD. Prior to that, Mr. Grose spent 25 years at IBM as General Manager of technology development and manufacturing for the systems and technology group. Currently, Mr. Grose is the CTO of BessTech and a member of the Board of Directors of SBA Materials, Inc.

Gerard J. Kleisterlee (1946) term expires 2019 Chairman, Member of the Technology and Strategy Committee and Selection and Nomination Committee
Mr. Kleisterlee was appointed to our SB in April 2015 and was appointed Chairman in 2016. Mr. Kleisterlee joined Philips in 1974. In 2001 Mr. Kleisterlee became President and CEO of the Board of Management of Royal Philips N.V., a position he has held until 2011. Currently, Mr. Kleisterlee is the Chairman of the Board of Vodafone Group Plc. and Non-Executive Director of Royal Dutch Shell Plc.

Johannes (Hans) M.C. Stork (1954) term expires 2018 Member of Technology and Strategy Committee and Remuneration Committee
Mr. Stork was appointed to our SB in April 2014. Mr. Stork held various management positions at IBM Corporation, Hewlett Packard Company, Texas Instruments, Inc. and Applied Materials, Inc., including Senior Vice President and CTO of Texas Instruments, Inc. and Group Vice President and CTO of Applied Materials, Inc. Further, Mr. Stork was a member of the Board of Sematech. Currently, Mr. Stork serves as Senior Vice President and CTO of ON Semiconductor Corporation and is also a member of the Scientific Advisory Board of imec.

ASML Integrated Report 2016                    59

Exhibit 99.2

Pauline F.M. van der Meer Mohr (1960) term expires 2017 Member of the Audit Committee and Selection and Nomination Committee
Ms. Van der Meer Mohr was appointed to our SB in March 2009. Ms. Van der Meer Mohr was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT N.V., and has held several senior executive roles at the Royal/Dutch Shell group of companies in various areas. Ms. Van der Meer Mohr served as President of the Executive Board of the Erasmus University Rotterdam, the Netherlands until December, 2015. Currently, Ms. Van der Meer Mohr is the Chairperson of the supervisory board of EY Netherlands LLP, a member of the supervisory board of Royal DSM N.V., Non-Executive Director of HSBC Holdings Plc, Chairperson of the supervisory board of Nederlands Danstheater and a member of the Board Concertgebouw Fonds.

Rolf-Dieter Schwalb (1952) term expires 2019 Member of Audit Committee and Remuneration Committee
Mr. Schwalb was appointed to our SB in April 2015. Mr. Schwalb was CFO and member of the Board of Management of Royal DSM N.V. from 2006 to 2014. Prior to his appointment at DSM, Mr. Schwalb was CFO and member of the Executive Board of Beiersdorf AG. Before that, Mr. Schwalb held a variety of management positions in Finance, IT and Internal Audit at Beiersdorf AG and Procter & Gamble Co.

Wolfgang H. Ziebart (1950) term expires 2017 Member of Technology and Strategy Committee and Remuneration Committee
Mr. Ziebart was appointed to our SB in March 2009. Mr. Ziebart was President and CEO of Infineon Technologies A.G. Prior to that, Mr. Ziebart was on the Boards of Management of car components manufacturer Continental A.G. and automobile producer BMW A.G. Mr. Ziebart was the Group Engineering Director of Jaguar Land Rover Ltd. until April 2015. Currently, Mr. Ziebart is the Chairman of the supervisory board of Nordex SE and a member of the Board of Autoliv, Inc.

ASML Integrated Report 2016                    60

Exhibit 99.2

Peter T.F.M. Wennink (1957) term expires 2018 President, Chief Executive Officer and Chairman of the Board of Management
Mr. Wennink joined ASML in January, 1999 and was appointed as Executive Vice President, CFO and member of our BoM in July, 1999. Mr. Wennink was appointed as President and CEO on July 1, 2013. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink was a member of the supervisory board of Bank Insinger de Beaufort N.V. until December 31, 2016. Mr. Wennink is a member of the Dutch Institute of Registered Accountants, a member of the supervisory board of the Eindhoven University of Technology, and a member of the Advisory Board of the Investment Committee of Stichting Pensioenfonds ABP (Dutch pension fund for government employees). Mr. Wennink further serves on the board of the FME-CWM (the employers’ organization for the technology industry in the Netherlands).

Martin A. van den Brink (1957) term expires 2018 President, Chief Technology Officer and Vice Chairman of the Board of Management
Mr. Van den Brink joined ASML when the company was founded in 1984. Mr. Van den Brink held several positions in engineering and from 1995 he served as Vice President Technology. Mr. Van den Brink was appointed as Executive Vice President Product & Technology and member of the BoM in 1999. On July 1, 2013, Mr. Van den Brink was appointed as President and CTO. Mr. Van den Brink earned a degree in Electrical Engineering from HTS Arnhem (HAN University), and a degree in Physics (1984) from the University of Twente, the Netherlands. In 2012, he was awarded an honorary doctorate in physics by the UvA, the Netherlands.

Frédéric J.M. Schneider-Maunoury (1961) term expires 2018 Executive Vice President and Chief Operations Officer
Mr. Schneider-Maunoury joined ASML in December, 2009, as Executive Vice President and COO and was appointed to our BoM on March 24, 2010. Prior to joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group ALSTOM. Previously, Mr. Schneider-Maunoury was general manager of the worldwide Hydro Business of ALSTOM. Further, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry. Mr. Schneider-Maunoury is a graduate of Ecole Polytechnique (1985) and Ecole Nationale Supérieure des Mines (1988) in Paris.

Frits J. van Hout (1960) term expires 2017 Executive Vice President and Chief Program Officer
Mr. Van Hout joined ASML in 1984 and rejoined ASML in 2001, after an eight year absence. He was appointed as a member of our BoM on March 26, 2009. Mr. Van Hout was appointed as Executive Vice President and CPO on July 1, 2013. Prior to that, Mr. Van Hout served as Executive Vice President and CMO, Executive Vice President Integral Efficiency, Senior Vice President Customer Support and held various other positions. From 1992 until 2001, Mr. Van Hout served as CEO of the Beyeler Group and held various management positions at Datacolor International. Mr. van Hout earned a Master’s degree in Theoretical Physics (1981), University of Oxford; and a Master’s degree in Applied Physics (1984), Eidgenössische Technische Hochschule, Zürich. Mr. Van Hout is a member of the Board of the Stichting Brainport, the Eindhoven Region Economic Development Board.

Wolfgang U. Nickl (1969) term expires 2018 Executive Vice President and Chief Financial Officer
Mr. Nickl joined ASML in December, 2013, as Executive Vice President and CFO and was appointed as a member of our BoM per the 2014 AGM. Prior to joining ASML, Mr. Nickl served as Executive Vice President and CFO at Western Digital Corporation, a US-headquartered, NASDAQ-listed developer and manufacturer of storage devices, where he held several financial and operational leadership roles. Before Western Digital, Mr. Nickl gained experience in finance and IT consulting. He earned a BA in Business from the University of Cooperative Education in Stuttgart, Germany, and an MBA from the University of Southern California’s Marshall School of Business in Los Angeles, United States.

ASML Integrated Report 2016                    61

Exhibit 99.2

About the report
Introduction
After 11 years of publishing an annual standalone Corporate Responsibility (CR) report, we went a step further this reporting year. ASML's aim is to provide a balanced, concise and comprehensive view of the company’s material operations and performance. We are proud to present our first Integrated Report (IR) as part of our annual external reporting. This report combines ASML's financial performance and our performance in the area of corporate responsibility. We are at the beginning of this journey and steps would still need to be taken to become more integrated. Thus, this IR does not contain all of the information that the user should consider. For full information on ASML's financial performance, see Annual Report on Form 20-F and Statutory Annual Report available on www.asml.com. The IR can also be downloaded as a PDF from our website.
Reporting scope
The content disclosed in this report is based on the material topics identified for both ASML and our stakeholders by the materiality assessment conducted this year. As part of the materiality assessment, we asked internal and external stakeholders to identify where in the value chain the theme has an impact (see table below where we include the boundaries as required by GRI G4 guidelines). In general, all the information about our strategy, policies, procedures and initiatives and about the associated indicators is relevant to our own organization. In some cases the impact extends to the value chain.

Themes	Area of the value chain where the theme has an impact
Material themes	Supply chain	ASML internal	Product use

Innovation
Knowledge management
Sustainable relationship with our people
Talent management
Sustainable relationship with customers
Sustainable relationship with suppliers
Financial performance
Operational excellence
Employee safety
Business risk & continuity
Business ethics & compliance

Responsible business behavior themes

Product stewardship
Product safety & compliance
Fair remuneration
Labor relations
Human rights
Diversity & inclusion
Community involvement
Responsible supply chain
Environmental efficiency own operations
Financing and capital return policy
Tax strategy and transparency

For more information on the materiality assessment process, see section 'Materiality assessment'.
This IR generally covers the performance of our consolidated subsidiaries from January 1, 2016 to December 31, 2016 (referred to as ASML worldwide). See 'Exhibit 8.1: List of main subsidiaries', Annual Report on Form-20F.
There have been no significant changes during the reporting period regarding the size, structure, or ownership of the organization or its supply chain, except for the acquisition of Taiwanese company Hermes Microvision Inc. (HMI) on November 22, 2016.
The 'Reporting scope’ table clarifies the scope of the data reported per theme and explains where the scope of the data provided differs from the scope of the report's content.
The selected financial performance information in this report is derived from the consolidated financial statements prepared in accordance with U.S. GAAP. The reporting basis for the information in this report on our performance in the area of corporate responsibility is prepared in accordance with the GRI G4 Sustainability Reporting Guidelines and is presented in accordance with the 'core' option. This has not changed since our last published CR report, which was published on February 5, 2016. Details of our compliance with G4 (GRI content index) can be found in a separate Reporting Supplement available online at www.asml.com.

ASML Integrated Report 2016                    62

Exhibit 99.2

Reporting indicators
The financial performance data and consolidated financial statements disclosed in this report are derived from the audited Annual Report on Form 20-F.
The non-financial data disclosed in this report is derived from various sources. The nature of certain data and the differing maturity levels of data processes within our operating subsidiaries, means that some data is subject to a degree of uncertainty caused by limitations in measuring and estimating data. We continue to work on improving our CR control environment and data collection processes.

	Reported data scope			Applicable to a subset of the reporting scope (where relevant) or where indicators do not fit the reporting scope			Exceptions

	ASML worldwide	ASML worldwide excluding HMI	ASML worldwide excluding Cymer Light Source & HMI	ASML manufacturing locations	ASML D&E	ASML products

Governance
Business ethics and compliance

Products and technology
Innovation
Knowledge management
Product stewardship
Product safety and compliance

People
Talent management
The indicators 'Attrition rate high performers', 'Promotion rate high performers' and 'Number of non-product related training hours' do not include Cymer. The 'Number of scholarships' is ASML Netherlands only.

Sustainable relationship with our people							The indicator 'Absenteeism' is excluding Cymer
Community involvement							The scope is ASML The Netherlands
Diversity and inclusion							The indicator 'Male/female in managerial positions' does not include Cymer
Labor relations and fair remuneration							The indicator 'Ratio of base salary and total cash of women to men' excludes Cymer

Partners
Sustainable relationship with customers							The survey scope is largest and most strategic customers (and industry customers (only for VLSI))
Sustainable relationship with suppliers							The indicator 'Supplier relationship survey' is for largest and most strategic suppliers

Operations
Employee health and safety
The online EHS incident reporting tool was implemented at Cymer Light Source (CLS) on August 1, 2016, so not all CLS incidents for the indicator # of incidents resulting in personal injury and illness may be included in 2016

Environmental efficiency own operations							Pyeongtaek manufacturing location not included

Financial performance indicators

Scope covers all indicators - Scope contains exceptions for some indicators

As HMI was acquired in late 2016, we have not included its non-financial information in our report. The manufacturing location Cymer was acquired on May 30, 2013, and, as per previous years, full integration of the acquisition in the non-financial data is still ongoing.

ASML Integrated Report 2016                    63

Exhibit 99.2

Reporting adjustments
Adjustments have been made to some information provided in previous reports. These adjustments are summarized below:

•
The 2015 non-product related training hours have been adjusted due to recalculation of the average number of employees for the reporting year. This adjustment has no significant impact on the number recalculated.

•
Energy consumption includes electricity purchased and natural gas purchased. We previously disclosed fuels purchased, which included natural gas, fuel oil, hydrogen and propane purchased. Hydrogen, fuel oil and propane are not purchased in material amounts, so we no longer disclose these. The numbers from previous years have been restated to only include our purchases of natural gas and electricity.

Compared to the 2015 CR report, the following scope changes have also been made:

•	Innovation and Financial performance indicators also include HMI from acquisition date in 2016

•	Knowledge management now includes data from Cymer Technology (from 2016)

•	% DAP Completion, % PPM Completion, average engagement score me@ASML now includes Cymer (from 2016)

•	Ratio of base salary and total cash of women to men has been extended to ASML worldwide, excluding Cymer in 2016

•	Environmental data includes the San Diego manufacturing location in 2016

•	Employee safety: Number of incidents resulting in personal injury and illness also include incidents where visitors to our premises and contractors are involved (from 2016)

Reporting process
Each theme has an owner who is responsible for the theme ambition, strategy and relevant performance indicators, as well as the timely delivery of content and relevant data for reporting and monitoring the execution of the strategy. Corporate Risk Management coordinates the delivery of the qualitative IR content in line with business objectives and stakeholder requirements. This data is reviewed and consolidated by Finance. Finance is also responsible for the reporting and planning process for the IR report. This department reports to the CFO.

Verification of this report
Given that we want to have our information independently reviewed, this report (excluding 'Interview with Supervisory Board Chairman') is subject to external assurance. As requested by our Board of Management, external auditor KPMG was asked to provide this assurance. KPMG's assurance report, including details of the work they carried out, is provided in the 'Independent auditor’s assurance report'.

ASML Integrated Report 2016                    64

Exhibit 99.2

Independent auditor’s assurance report

To the Board of Management of ASML Holding N.V.

Our conclusion
We have reviewed the ‘Integrated Report 2016’ excluding the section ‘Interview with Supervisory Board Chairman’ (hereafter: the Report) of ASML Holding N.V. (hereafter: ‘ASML’) based in Veldhoven, the Netherlands.
Based on our review, nothing has come to our attention to indicate that the Report is not prepared, in all material respects, in accordance with the GRI Sustainability Reporting Guidelines version G4 and the internally developed criteria as described in section ‘About the report’ of the Report.
The Report includes prospective information such as ambitions, strategy, plans, expectations and estimates. Inherently the actual future results may differ from these and are therefore uncertain. We do not provide any assurance on the assumptions and achievability of prospective information in the Report. We also do not provide assurance on the comparative data for 2014 in the Report.
Basis for our conclusion
We have performed our review on the Report in accordance with Dutch law, including Dutch Standard 3810N: “Assurance engagements relating to sustainability reports”.
This review engagement is aimed to obtain limited assurance. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the review of the Report‘ below.
We are independent of ASML Holding N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).
We believe that the review evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.
Responsibilities of Management for the Report
Management of ASML is responsible for the preparation of the Report in accordance with the GRI Sustainability Reporting Guidelines version G4 and the internally developed criteria as described in section ‘About the report’ of the Report.
Management is also responsible for such internal control as it determines is necessary to enable the preparation of the Report that is free from material misstatement, whether due to fraud or error.
Our responsibilities for the review of the Report
Our responsibility is to plan and perform the review assignment in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.
A review is aimed to obtain a limited level of assurance. Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of information and are less extensive than a reasonable assurance engagement. The procedures performed primarily consisted of making inquiries of staff within the entity and applying analytical procedures on the information in the Report. The level of assurance obtained in review engagements is therefore substantially less than the level of assurance obtained in an audit engagement.
We apply the ‘Nadere voorschriften accountantskantoren ter zake van assurance opdrachten (RA)’ (Regulations for Audit Firms Regarding Assurance Engagements) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the Report. The materiality affects the nature, timing and extent of our review procedures and the evaluation of the effect of identified misstatements on our conclusion.
We have exercised professional judgement and have maintained professional skepticism throughout the review, in accordance with the Dutch Standard 3810N, ethical requirements and independence requirements.

ASML Integrated Report 2016                    65

Exhibit 99.2

Our main procedures consisted of:

•	Performing an analysis of the external environment, obtaining an understanding of relevant societal trends and issues, and of the organization’s business.

•	Evaluating the appropriateness of the reporting criteria and its consistent application, including the evaluation of the reasonableness of management’s estimates.

•	Evaluating the design and implementation of the reporting systems and processes related to the information in the Report.

•	Interviewing relevant staff at corporate level responsible for the corporate social responsibility strategy and policy.

•	Interviews with relevant staff responsible for providing the information in the Report, carrying out internal control procedures on the data and consolidating the data in the Report.

•	A visit to the production site in Veldhoven, the Netherlands to review the source data and the design and implementation of internal controls and validation procedures at local level.

•	An analytical review of the data and trends submitted for consolidation at corporate level.

•	Reviewing relevant data and evaluation of internal and external documentation, based on limited sampling, to assess the accuracy of the information in the Report.

Rotterdam, February 7, 2017
KPMG Accountants N.V.

J. van Delden RA

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Exhibit 99.2

Definitions

Name	Description

AGM	Annual General Meeting of Shareholders
ArF	Argon Fluoride
ASML	ASML Holding N.V. and its subsidiaries
BoM	Board of Management
Carl Zeiss SMT	Carl Zeiss SMT GmbH
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CMO	Chief Marketing Officer
CO2	Carbon Dioxide
COO	Chief Operations Officer
CPO	Chief Program Officer
CR	Corporate Responsibility
CRC	Corporate Risk Committee
CTO	Chief Technology Officer
Cymer	Cymer Inc., Cymer LLC and its subsidiaries
D&E	Development and Engineering
DAP	Development Action Plan
DRAM	Dynamic Random Access Memory (often called performance memory)
DUV	Deep Ultra Violet
EHS	Environment, Health and Safety
EICC	Electronic Industry Citizenship Coalition
EPS	Earnings per share
EU	European Union
EUV	Extreme Ultraviolet
fab	Fabrication plant (semiconductors)
FO	Functional Ownership
Foundry	Contract Manufacturers of Logic Chips
FTEs	Full-time equivalents
GAAP	Generally Accepted Accounting Practice
GRI	Global Reporting Initiative
High-NA
The Numerical Aperture of an optical system is a dimensionless number that characterizes the range of angles over which the system can accept or emit light. Higher NA systems can resolve finer features by condensing light from a wider range of angles.

HMI	Hermes Microvision, Inc.
Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process
IC	Integrated Circuit
IDM	Integrated Device Manufacturer
i-line	Lithography system with a mercury lamp as light source
Intel	Intel Corporation
Internet of Things
The internetworking of physical devices, vehicles, buildings and other items—embedded with electronics, software, sensors, actuators, and network connectivity that enable these objects to collect and exchange data

IR	Integrated Report
ISO	International Organization for Standardization
KPI	Key Performance Indicator
KrF	Krypton Fluoride
kWh	kilo Watt hour
Logic	Integrated Device Manufacturers and Foundries
Memory	NAND-Flash Memory and DRAM Memory chip makers
NAND	A binary operator composite of 'NOT AND' (often called storage memory)
NL	The Netherlands
nm	Nanometer (one billionth of a meter)
Node
The ‘technology node’ (also known as the ‘process node’ or simply ‘node’) is a common metric used in the semiconductor industry to describe and differentiate the technologies used in fabricating microchips. Generally, a smaller technology node means a smaller feature size, allowing the production of smaller transistors which are both faster and use less power. Marketing claims and discrepancies among chip producers (foundries) means that the numbers assigned to a node - such as 45 nm, 32 nm, 22 nm, 16 nm, 14 nm, or 10 nm - have lost the exact meaning they once held. The numbers now refer more to a specific generation of chips, made using a particular technology.

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body
NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay
OECD	Organization for Economic Co-operation and Development
OHSA	Occupational Health and Safety Act
Overlay	The accuracy with which a new pattern is printed on top of an existing pattern on the wafer
Pattern Fidelity	Measuring how good a structure is printed and etched compared to the structure on the reticle
PPM	People Performance Management process
QLTCS	Quality, Logistics, Technology, Cost, and Sustainability management

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Exhibit 99.2

Name	Description
R&D	Research and Development
REACH	Registration, Evaluation, Authorization, and Restriction of Chemicals
RoHS	Reduction of Hazardous Substances
SB	Supervisory Board of ASML
SEMI	Semiconductor Equipment and Materials International
Shrink	Shrink is the process of developing smaller transistors on chips, using increasingly sophisticated lithography techniques
Supplier profile	Supplier performance management tool
TC	Technical Competence
Throughput	The number of wafers a machine can process per hour
TJ	Terajoule, the unit of energy
Transistor
The transistor is the fundamental building block of modern electronic devices, and is ubiquitous in modern electronic systems. A transistor is a semiconductor device used to amplify or switch electronic signals and electrical power. It is composed of semiconductor material usually with at least three terminals for connection to an external circuit. A voltage or current applied to one pair of the transistor's terminals controls the current through another pair of terminals. Because the controlled (output) power can be higher than the controlling (input) power, a transistor can amplify a signal. Transistors are in general found embedded in integrated circuits.

U.S.	United States of America
UvA	University of Amsterdam
VLSI	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market
Yield	Increasing yield means having machines that produce wafers with fewer and fewer defects
YieldStar	Advanced wafer metrology system

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Exhibit 99.2

Forward-looking statements

This report contains statements that are forward-looking, including statements with respect to expected developments in the semiconductor industry, industry drivers and industry trends, including the continuation of Moore’s Law, the expansion of the microchips market and the evolution of the Internet of Things by 2020, and lithography industry trends, ASML’s goals, strategies and ambitions, including its strategies, priorities, targets, KPIs and key risks with respect to ASML’s corporate responsibility (CR) strategy and ASML’s CR outlook for 2016, corporate priorities for 2016 to 2021, development of technology, including EUV technology, DUV technology and Holistic Lithography solutions, including EUV industrialization, DUV competitiveness and targets with respect to pattern fidelity control and the introduction of High NA, performance of ASML’s EUV systems, and other development goals, including increasing the value and capability of microchips and reducing cost of ownership of systems, liquidity and capital expenditure requirements for 2017, R&D spending, ASML’s strategy to make its systems more resource efficient, ASML’s technological roadmap, including with respect to shrink, and ASML’s outlook with respect to customer service and its efforts to help customers continue shrink, ASML’s supply chain risk and performance and strategies and goals with respect to customer relationships, including the expected conclusion of the Customer Co-Investment Program, and supplier intimacy, strategies and goals with respect to risk management and compliance, the benefits of the acquisition of HMI, including the addition of HMI’s e-beam metrology technology to ASML’s portfolio, new process control opportunities and the extension of overlay control to comprehensive pattern fidelity control, the expected acquisition of a stake in Carl Zeiss SMT, ASML’s goals and targets with respect to innovation, including shipment and productivity of ASML’s systems, product stewardship and the development of new electronic applications, knowledge management, productivity and efficiency, talent management and employability, compliance with business ethics and human rights standards, sustainable business practice, tax strategy and transparency, compliance with tax regulations, labor relations, remuneration policy, community involvement, diversity, compliance with conflict minerals disclosure and diligence and transparency of the minerals supply chain, product safety and compliance, employee health and safety and the use of hazardous substances, sustainable development and environmental efficiency goals, including ASML’s goal to reduce its carbon footprint, carbon reduction targets and energy savings, use of renewable energy and water consumption, management of waste, the management and reduction of hazardous substances and the expected introduction of a new environment, health and safety rating system, and dividend policy, ASML’s proposed dividend plan, plans to repurchase shares and the current share repurchase program.

You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “aim”,  “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “strive” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current goals, expectations, estimates, assumptions, projections and strategies about ASML’s business and its future performance and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of ASML’s customer base), the impact of general economic conditions on consumer confidence and demand for ASML’s customers' products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of ASML’s systems, including EUV systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, availability of EUV systems, delays in EUV system production and development, market demand for ASML’s existing products and for new products, ASML’s ability to reduce costs, ASML’s ability to meet or perform its goals, strategies, ambitions, targets and KPIs set out in this report, ASML’s ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, integration of HMI into ASMLs operations, the completion of the acquisition by ASML of the 24.9% stake in Carl Zeiss SMT and the performance of Carl Zeiss SMT, the amount of investments and capex required by Carl Zeiss SMT under the arrangements with ASML and the performance of the products produced by Carl Zeiss SMT, changes in tax rates, available cash and liquidity, and other risks indicated in the risk factors included in this report and in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Exhibit 99.2

ASML contact information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
Corporate Communications
Contact form
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com
For more information, visit our website:
www.asml.com

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Exhibit 99.2

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Exhibit 99.2

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